IN 2002 WE GREATLY INCREASED OUR DOMESTIC PRODUCTIVITY AND EXPANDED INTERNATIONALLY TO MEET GROWING DEMAND FOR ALUMINUM RECYCLING.

IMCO RECYCLING INC.

2002 Annual Report



Corporate Profile

IMCO Recycling Inc. is the world's largest recycler of aluminum and zinc. The company has 22 U.S. production plants and five international facilities located in Brazil, Germany, Mexico and Wales.

Our aluminum production network includes a recycling division and a specialty alloys division. The recycling division principally processes industrial and consumer scrap that is owned by customers and returns the recycled metal to them in molten or ingot form. The specialty alloys division purchases scrap from customers and on the open market, processes it and sells the recycled metal as specification alloys in molten or ingot form.

Principal customers of our aluminum operations include major aluminum companies as well as automobile manufacturers and their component suppliers. These customers use most of the metal we recycle to manufacture products for transportation, containers & packaging and building & construction, the three largest aluminum markets.

Our zinc facilities purchase and recycle scrap and manufacture value-added products that include zinc oxide which is used in the vulcanizing process for tires and rubber products as well as other markets; zinc dust that is an essential ingredient in corrosion-resistant industrial paints, coatings and specialty chemicals; and zinc metal that is sold to galvanizers for corrosion protection of steel.

IMCO's recycling services provide customers with significant cost savings and help protect the environment by conserving energy and other natural resources.

Table of Contents

Financial Highlights

(in thousands, except per share, stockholder and employee data)

				Percentage Change From Preceding Year		
	2002	2001	2000	2002	2001	2000
Revenues	$ 687,168	$ 689,337	$ 846,939	-0.3%	-18.6%	10.7%
Earnings (loss) before taxes, minority interests, and cumulative effect of accounting change	11,268	(4,639)	411	NM	NM	-98.7%
Provision (benefit) for income taxes	3,843	(2,243)	(424)	NM	NM	NM
Minority interests	561	326	552	72.1%	-40.9%	59.5%
Earnings (loss) before cumulative effect of accounting change	6,864	(2,722)	283	NM	NM	-98.6%
Cumulative effect of accounting change	(58,730)	—	—	NM	—	—
Net earnings (loss)	$ (51,866)	$ (2,722)	$ 283	NM	NM	-98.6%
Common Stock:						
Diluted earnings (loss) per share before cumulative effect of accounting change	$ 0.47	$ (0.18)	$ 0.02	NM	NM	-98.4%
Cumulative effect of accounting change	(4.01)	—	—	NM	NM	NM
Net earnings (loss) per diluted share	$ (3.54)	$ (0.18)	$ 0.02	NM	NM	-98.4%
Dividends declared per share	—	—	$ 0.24	—	NM	—
Diluted average common shares outstanding	14,655	14,978	15,436	-2.2%	-3.0%	-6.8%
Book value per share	$ 8.06	$ 11.54	$ 11.86	-30.2%	-2.7%	-2.9%
Operations:						
Total pounds processed	2,536,019	2,553,987	2,856,622	-0.7%	-10.6%	0.8%
Percent tolled	59%	63%	57%			
Return on average equity	NM	NM	NM			
Stockholders of record	384	427	454			
Number of employees	1,627	1,529	1,755			

Turn to pages 40-41 for a financial summary of IMCO Recycling Inc.'s past 11 years of operations.

NM - Not Meaningful

Chairman's Message

Dear Fellow Stockholders:

IMCO Recycling's operating performance improved significantly last year even though the prolonged weakness in U.S. industrial activity and other factors prevented an increase in our processing volume.

In 2002, before the cumulative effect of a required accounting change regarding amortization of goodwill, we recorded net earnings of $6.9 million or $.47 per common diluted share. These results compare with a loss of $2.7 million or $.18 per share in 2001 and net earnings of $283,000 or $.02 per diluted share in 2000.

Effective January 1, 2002, the company adopted the Financial Accounting Board's Statement No. 142, "Accounting for Goodwill and Other Intangibles." The required adoption of this accounting standard resulted in an after-tax charge of $58.7 million that was recorded in the first quarter of 2002. The company's net loss in 2002 after the cumulative effect of the accounting change was $51.9 million or $3.54 per diluted share. See Note A – "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" of Notes to Consolidated Financial Statements.



Chairman and Chief Executive Officer Don V. Ingram at the Morgantown, Kentucky aluminum recycling facility.

Lower Plant Operating Costs

The improvement in 2002 profitability before the accounting change occurred in part because of reductions achieved in plant operating costs as well as gains in productivity realized through installation of technically advanced equipment and processes. These actions significantly increased our gross profit per pound processed as well as total gross profit.

Our 2002 financial performance also benefited from greater sales of specialty alloys to auto and truck manufacturers and their component suppliers. Transportation has been aluminum's largest and fastest-growing market for several years and IMCO Recycling's specialty alloys facilities are important suppliers to major vehicle manufacturers.

Aluminum Use Per Vehicle

U.S. shipments to this market more than doubled in recent years as auto and truck production rose and the average amount of aluminum used per unit increased from 183 pounds in 1992 to an estimated 284 pounds in 2003. This average is expected to rise to at least 350 pounds by 2007 because greater use of light weight aluminum allows manufacturers to maintain the size of their vehicles while increasing fuel economy and decreasing emissions. Similar gains in use of aluminum are taking place in the European and Japanese auto industries.

In 2002 our aluminum segment installed a new metal management system that centralized scrap purchase and product sales. This action contributed to the improvement in the segment's profitability.

During the year our zinc segment experienced weak customer demand and declining prices (the zinc price reached an all-time low in August), but its profitability improved in part because of major reductions in management, administrative and operating costs.

Reduced Borrowing Costs

A combination of financing put in place over two years ago has a lower overall cost than our previous arrangement, and during 2002 we reduced total debt through prudent management of working capital. With the improved financing arrangement, lower debt and the downward trend in interest rates, the company's borrowing costs decreased by 21 percent in 2002. This decline followed a 22 percent decrease in borrowing costs in 2001.

Our long-term revolving credit agreement and receivables purchase and sale agreement both expire in late 2003. We are now exploring various options to replace the current financing arrangements and expect borrowing costs to rise this year.

The world business cycle is much more synchronized due to the effects of increasing globalization. And aluminum demand is truly global today with roughly one-third in the Americas, one-third in Europe and one-third in Asia.

International Operations

Over the past decade, our success in forming long-term relationships with major U.S. customers has allowed IMCO Recycling to raise market share and capacity. With demand for aluminum recycling services and products moving higher in many regions throughout the world, we have taken important steps to sharply increase the company's international presence by serving the foreign operations of these same customers and other large users of recycled metal.

In 2002 our partner in VAW-IMCO, a joint venture in Germany, was acquired by a large, integrated aluminum producer. Under the joint venture's governing documents, that acquisition allowed us to exercise rights to obtain full ownership of VAW-IMCO. In March 2003 we signed an agreement under which the joint venture will redeem the shares held by our partner. The redemption will result in VAW-IMCO becoming a wholly owned subsidiary of IMCO Recycling.

Full ownership of this firm is an important step in the ongoing expansion of our international operations because its two aluminum recycling and foundry alloy facilities are highly efficient and provide an excellent platform for further growth in Europe.

IMCO Recycling has reported VAW-IMCO's financial results under the equity method of accounting which records only the company's 50 percent share of VAW-IMCO's after-tax earnings. Effective March 1, 2003, all of VAW-IMCO's accounts will be consolidated into IMCO Recycling's financial statements. In 2002 VAW-IMCO's revenues totaled $272.0 million and its net income was $4.7 million. See Note N – "VAW-IMCO" of Notes to Consolidated Financial Statements.

New Mexican Plant

Our subsidiary in Mexico built a new, upgraded processing facility in 2002 after receiving a long-term contract to recycle aluminum alloy dross and manufacturing scrap for NEMAK, S.A., Monterrey. This customer is one of the world's leading manufacturers of cylinder heads and engine blocks. Receipt of the NEMAK contract and building of the new processing facility are allowing the subsidiary to play a larger role in the rapidly growing Mexican auto industry.

Brazilian Facility Acquisition

During 2002 we also acquired an aluminum recycling plant in Brazil and signed new long-term contracts to supply the country's only can sheet rolling mill, and to recycle used beverage cans and production scrap for a facility owned by South America's largest manufacturer of aluminum cans. We made this acquisition because Brazil is a major producer of primary metal and an important market for aluminum products. Since aluminum cans were introduced there in 1990, annual production has risen to some 10 billion units and the recycling rate has increased to about 80 percent, higher than that of any other populous country. As the consumption of aluminum continues to increase in Brazil, the company will be in an excellent position to expand into new markets there.

Our Prospects In 2003

We believe the greater efficiency of our overall processing network and IMCO Recycling's increased international capacity will allow us to improve our 2003 financial results from those of 2002. The magnitude of improvement will depend upon the successful integration of our expanded foreign operations and the degree of recovery in the industrial sector of the U.S. economy.

Recent economic data indicate that domestic manufacturing activity is strengthening and could move significantly higher in the second half of 2003. U.S. auto sales in 2002 totaled 16.8 million vehicles, the third-best year in history. Vehicle production and sales are expected to decline in 2003, but lower output would be at least partially offset by the rise in aluminum use per unit produced.

Our international expansions will benefit us in 2003 because of the company's full ownership of VAW-IMCO, and because the Mexican and Brazilian plants - - which were in startup mode for much of 2002 - - are expected to sharply raise their volume and move well into the black this year.

I'm very proud of the manner in which our management and employees have coped with the difficult economic environment of the past three years. During this period, they have made our domestic processing network more efficient than ever by finding cost reductions in many areas of our operations, and by continuing to provide excellent customer service. With help from a stronger economy, we are in an excellent position to realize both top line growth and far better returns from all sectors of our operations that will help accomplish our primary goal of increasing the value of the stockholders' investment in the company.

Don V. Ingram
Chairman and Chief Executive Officer
March 19, 2003

Greater Aluminum Use Creates Major Economic And Environmental Benefits

Light weight, outstanding strength-to-weight ratio, high residual value, resistance to corrosion - - these and other advantageous qualities of aluminum have made it the material of choice for dozens of different industries and thousands of different products.

Because greater aluminum use directly correlates with advances in economic development, world growth in aluminum use has far exceeded that of competing metals. Since 1950, aluminum use has increased by a factor of 18 while uses of copper and steel have risen by factors of 13 and three, respectively. Aluminum is the world's second most widely used metal.

Aluminum is truly a sustainable resource. About two-thirds of all metal ever produced - - 440 million tons of a total of 680 million tons manufactured since 1886 - - is still in use.

Aluminum's greatest advantage is its "sustained recyclability" - - it can be processed again and again without material decline in performance or quality. Very importantly, recycling of aluminum provides energy savings of 95 percent compared to the production of primary metal, and it lowers labor and capital costs by about 90 percent. In addition, solid wastes associated with the primary production process like bauxite residue and spent potlinings are avoided. Due to these benefits, U.S. production of recycled aluminum has nearly doubled over the last two decades and similar increases have occurred in the world's major industrial regions.

The energy savings provided by recycled aluminum and its greater role in total supply lower the overall impact of aluminum production on the environment. In fact, Americans' recycling activities and the industry's reclamation system reduce the amount of energy used in U.S. aluminum production by 46 percent. And the use of recycled metal in product manufacturing prevents the emission of 13 tons of carbon dioxide for every ton used.

The energy savings and emissions reductions created by aluminum recycling, combined with a significant lowering of greenhouse gas emissions by U.S. aluminum smelters, are allowing the overall industry to make the concept of sustainable development a reality. Through the implementation of sustainable development initiatives, the aluminum industry will be able to produce more in order to meet higher consumer demand while at the same time integrating social and environmental values into its operations.

In 2002 the U.S. Environmental Protection Agency presented its Climate Change Protection Award to the aluminum industry's Voluntary Aluminum Industrial Partnership. The award was made because the industry's 12 participating companies met their 2000 goal to reduce perfluorocarbon emissions from U.S. primary aluminum smelting by 45 percent from the 1990 level.

Aluminum is an "energy bank" whose original significant energy input can be recovered again and again every time the metal is recycled. The production of aluminum today is thus an investment for future generations.



U.S. Aluminum Supply
Thousands of Metric Tonnes
% of Supply
1982
Primary - 3,274
Recycled - 1,666
Imports - 823
TOTAL 5,763
57%
29%
14%
2002
Primary - 2,705
Recycled - 2,839
Imports - 3,876
TOTAL 9,420
29%
30%
41%

Over the last two decades, the economic and environmental advantages of recycled aluminum have caused production to rise by 70 percent. Aluminum supply has moved up 63 percent so recycled metal's share has increased from 29 percent to 30 percent of the much larger market. Production of primary aluminum declined during this period and the role of imported metal expanded significantly.

Major Markets and Supply

Transportation, containers & packaging and building & construction are the three largest end-use markets for aluminum. In 2001, the last year for which statistics are available, they accounted for about 75 percent of total shipments.

Because of greater use of aluminum in vehicles, shipments to the transportation sector have risen in recent years and it is the largest and fastest-growing market for the metal. In 2001 it consumed about 37 percent of total supply while containers & packaging, mainly the production of beverage cans, utilized some 23 percent of annual shipments and building & construction accounted for 15 percent. Exports, consumer durables, electrical and machinery and equipment are other important markets.

U.S. primary aluminum production has moved significantly lower over the past two decades because of increases in energy, environmental and labor costs and insufficient supplies of electricity in the Pacific Northwest where many domestic smelters are located. As a result of this decline, primary aluminum's role in total U.S. metal supply has decreased while those of recycled aluminum and imports have expanded. In 2002 the primary industry accounted for 29 percent of total aluminum supply while recycled metal provided 30 percent and imports provided 41 percent.

Overall domestic aluminum shipments rose 5.3 percent in 2002 after dropping by 13 percent in 2001 because of the sharp decline in U.S. Industrial production.

World's Largest Recycler

IMCO grew to become the world's largest aluminum recycler by fully meeting, in an environmentally responsible manner, customer needs for high rates of metal recovery and timely delivery of products that satisfy required technical specifications.

As the company's reputation for superior technology and services became well known in the decade of the '90s, new customers and markets were added and management met this increased demand through building of new facilities, expansions of existing plants and acquisitions. IMCO's rated annual aluminum capacity in 2003 is 3.6 billion pounds, almost five times greater than a decade ago.

The company's aluminum customers include many of the world's major aluminum producers and fabricators, diecasters and extruders as well as automobile and vehicle component manufacturers.

Most of the aluminum materials recycled by IMCO are:

- dross, a by-product of the melting process used in rolling mill cast houses, foundries and primary aluminum smelters;
- new scrap generated from manufacturing processes that include turnings from production of auto wheels, engine blocks and heads and manufacturing scrap from production of can stock, extrusions and building products;
- old scrap such as used beverage cans (UBCs), vehicle and building components and all other types of industrial and consumer scrap.

Strategic Plant Locations

IMCO's competitive position has been strengthened through the location of many of its facilities near major customer plants. These locations are strategically important because the industry is regionally constrained due to freight costs that limit the distance to which recycled materials can be shipped.


GM
POWERTRAIN
SAGINAW METAL
CASTING OPERATIONS

All of the output of the company's Saginaw, Michigan specialty alloys facility is delivered in molten form to a nearby General Motors metal casting plant where it is used to manufacture engine components. Molten metal delivery significantly lowers customers' energy, labor and capital expenses as well as melt loss, thus increasing productivity.

The company's plants utilize sophisticated metal preparation equipment and proprietary furnace recycling technologies. In addition, IMCO uses advanced pollution control equipment and procedures throughout its production network, thus assuring that customer-owned and purchased materials are handled in an environmentally responsible manner.

The close proximity of many of the company's plants to customers' facilities allows IMCO to specialize in just-in-time delivery of molten metal by customized trucks. This delivery method lowers customers' energy and capital expenses as well as melt loss, thus increasing their productivity. About 80 percent of the company's annual aluminum recycling capacity can be delivered in molten form.

Consistent and Reliable Products

Through programs conducted by the International Organization for Standardization (ISO), many of the company's plants have earned certifications that their production, management and environmental systems meet strict guidelines that assure delivery of consistent and reliable products.

ISO is a worldwide federation of national standards bodies from about 140 countries. The standards established by its programs add value to all types of business operations and contribute to making the development, manufacturing and supply of products and services more efficient, safer and cleaner.

The certifications earned by IMCO facilities were awarded after audits of their operations by independent organizations. In some cases these certifications are required by large customers such as auto manufacturers and their suppliers. Many of the methodologies employed by certified plants have been adopted for use at facilities where certification is not required by customers.

The following plants have earned QS certifications for their quality management and ISO certifications for their environmental management systems: the Coldwater, Michigan, Saginaw, Michigan and Shelbyville, Tennessee specialty alloys facilities; the Coldwater, Michigan aluminum recycling plant; and the Grevenbroich and Töging, Germany aluminum recycling and foundry alloy facilities. In addition, the Hillsboro, Illinois zinc oxide facility and the Swansea, Wales aluminum recycling plant have received ISO certifications.

Increasing Customer Value

Sophisticated instrumentation and daily statistical process control calibration programs are used at appropriate facilities to assure reliable chemical analysis of customers' metal. Technical management also conducts tests with customers to improve combined dross recycling processes and enhance metal recovery, quality and chemistry, all of which increase customer value. In addition to reviewing processes and material flow, management works with customers to improve the manner in which incoming materials are handled at their plants in order to strengthen metal recovery and overall performance. Customers are also assisted in setting up metal fluxing and filtration systems that assure initial metal quality is high and remains acceptable throughout their production system.

Information Technology System

The company utilizes an Enterprise Resource Planning (ERP) software solution that fully aligns IMCO's information technology system with management's business strategy. ERP is a technology industry term for the broad set of activities supported by multimodule application software which help a business manage critical parts of its operations. This system provides these major benefits.

- Organization-wide visibility of operational and financial information and real-time access to key performance data.
- Increased throughput at operating facilities by availability of accurate and timely presentation of plant level activity.
- Reduction of costs through standardization of manufacturing processes and the sharing of best operating practices.
- The ability to better support electronic data interchange (EDI) and electronic commerce with customers and suppliers.
- The ability to quickly assimilate acquisitions and new plants using highly flexible financing and manufacturing modules.
- Assurance of continuity of business through the creation of a second data center in Houston to which computer operations would be transferred in the event of a disaster.

Contract Tolling Arrangements

The company's annual aluminum processing volume is provided to the marketplace under contract tolling arrangements that involve recycling of customer-owned materials for a fee, and through product sales carried out by purchasing scrap on the open market, processing and selling it.

Tolling arrangements require minimal commitment of working capital and largely eliminate exposure to changes in the aluminum price. When purchasing scrap on the open market, management attempts to reduce price risk by aligning metal purchases with metal sales, hedging open metal positions to protect margins, and by minimizing inventory levels consistent with the need to allow continuous operation of production facilities.

About 60 percent of IMCO's 2002 aluminum processing volume was provided to customers under tolling arrangements and the remaining 40 percent was provided through product sales. Some 33 percent of the year's volume was delivered under long-term contracts, most of which include price escalators directly related to production costs such as labor, natural gas and supplies.

In 2002 about 35 percent of aluminum volume was delivered to the transportation sector and some 31 percent was used by the containers & packaging market. The building & construction sector and the steel industry and others accounted for 19 percent and 15 percent of volume, respectively.



The 2003 Jaguar XJ amply demonstrates the advantages of greater use of aluminum in vehicles. The new model is wider, longer and taller than its predecessor, but the XJ is 440 pounds lighter because of its unibody structure manufactured predominantly of aluminum sheet. The metal is also used in the car's hood, doors, fenders and trunk lid. (Photo: Ford Motor Company)

Growth In The Transportation Market

The transportation sector has been the largest and fastest-growing market for aluminum during the past decade because of significantly greater use of the metal in all types of vehicles, especially passenger cars and light trucks.

More aluminum is being used for this purpose because the metal's light weight and high strength allow auto producers to maintain the size and crashworthiness of their vehicles while lowering fuel consumption and emissions. Fuel savings of six to eight percent are achieved for every 10 percent weight reduction realized by substituting aluminum for heavier materials. Further, about 20 tons of CO^2 emissions are avoided over the life of a mid-sized sedan for every ton of aluminum used to replace heavier or less recyclable materials. These figures are based on current recycling rates and technology that will improve over time.

Pound for pound, aluminum can be up to two-and-a-half times stronger than steel and can absorb twice as much crash energy. The all-aluminum Audi A8, redesigned for 2003, earned a perfect five-star government crash-test rating.

North American aluminum shipments for use in cars and light trucks more than doubled over the past 10 years as vehicle production rose and the average amount of aluminum used per unit moved steadily higher. This average will be about 284 pounds in 2003 compared with 183 pounds in 1992 and is expected to rise to at least 350 pounds in 2007. Similar gains have occurred in the European and Japanese auto industries.

Much of the growth in aluminum use is due to increases in aluminum engine blocks (38.8 percent in 2002, up from 22.5 percent in 1999); cylinder heads (85.8 percent in 2002, up from 69.4 percent in 1999); wheels (62 percent in 2002, up from 58 percent in 1999); and closure panels (3.8 million parts in 2002, up from 2.2 million parts in 1999).

Many high volume vehicles use much more than the average amount of aluminum. They include General Motors' Chevy Trailblazer, the GMC Envoy and the Ford Explorer and Mountaineer. These are among the most aluminum-intensive vehicles on the market, containing about 400 pounds of the metal per unit.



The engine, wheels and key suspension components of the 2003 Chevrolet Corvette, including the 50th Anniversary Edition, are all made of aluminum. The new model features Magnetic Selective Ride Control with continuous variable real time damping and more precise, responsive handling. (Photo: General Motors)

Vehicles made lighter with aluminum have improved acceleration, braking and handling, so many top performance cars - - like the Ferrari 360 Modena, the Acura NSX and the Aston Martin Vanquish - - are all-aluminum. On the other end of the vehicle spectrum, the 70 mile-per gallon Honda Insight, the most fuel efficient car in the U.S., also is all-aluminum.

Importance of Recycled Metal

Over 60 percent of the aluminum content in cars and light trucks is recycled metal and about 90 percent of the aluminum contained in end-of-life vehicles is recovered for use in new components. Aluminum represents less than 10 percent of the weight of an average motor vehicle, but it accounts for about half of scrap value.

The overall total of aluminum obtained from scrapped cars and trucks will rise steadily in the future, and this will help increase the amount of recycled metal used in new vehicles.

- There will be more cars and trucks, on average those 10 years old or older, available for dismantling.
- There will be greater aluminum content in those vehicles.
- The technology of auto dismantling and aluminum scrap recovery will improve in part through the use of laser spectroscopy to achieve high-speed sorting of aluminum alloys. Once in place, this technology will increase the value of scrap by providing direct alloy recovery from mixed scrap streams.

Specialty Alloys Operations

The company's specialty alloys division will benefit from the increasing use of aluminum in autos and trucks because it is a major supplier to a wide range of vehicle manufacturers and their component producers. The division is the only member of its industry with four facilities that are both QS and ISO certified.

The company entered the specialty alloys market in 1997 through the acquisition of Alchem Aluminum, Inc. of Coldwater, Michigan. Management's goal was to expand this sector of its business, which serves the fastest-growing aluminum market, by using superior technology to produce quality specialty alloys and to fully meet customer needs by providing a complete range of services.



Among the aluminum materials recycled by the company are vehicle components, scrap from manufacturing activities and used beverage cans (UBCs). IMCO also processes dross, a by-product of the aluminum melting process.

The company now has specialty alloys facilities in Coldwater and Saginaw, Michigan as well as Shelbyville, Tennessee that perform toll processing of customer-owned materials, the recycling and sale of purchased scrap, and alloying of primary aluminum. Scrap management programs conducted for customers help provide a reliable supply of metal for production of specification alloys.

The Coldwater alloys plant processes a wide variety of materials and, since many of its customers are located within a 150-mile radius, delivers a majority of its production in molten form. It utilizes most of the output from a nearby aluminum recycling plant that processes dross, castings and turnings. These two facilities are managed as one operating unit.

Production from the Saginaw, Michigan alloying plant is used to meet the terms of a contract to supply General Motors Corporation with almost two billion pounds of aluminum over a 13-year period. This material is delivered in molten form to the customer's Saginaw metal casting operation which uses it in addition to gray iron to manufacture engine components.

In recent years the Shelbyville, Tennessee facility has been upgraded, expanded and equipped with molten metal delivery capability. It serves nearby auto manufacturing plants and producers of vehicle components.

The Chicago Heights, Illinois facility processes dross from castings producers and vehicle manufacturers and also recycles auto scrap.

Aluminum In Containers and Construction

Virtually all of the large and stable U.S. beverage can market is held by the aluminum can, and these containers play a dominant role in the overall beverage packaging industry. In addition, their market share is increasing abroad in nations where steel and glass have traditionally been used for this purpose. South America and Asia in particular present significant growth opportunities for the aluminum can.

U.S. shipments of aluminum cans increased about fivefold in the period from 1974 to 1994 but have leveled off at about 100 billion units in each of the past eight years due to increased competition from PET plastic and other materials.

Aluminum cans, which have a recycled metal content of over 50 percent, are very light weight, thus reducing the cost of shipping beverages to stores. And because aluminum conducts temperature so well, the cans cool very quickly and keep beverages cold for long periods. They also resist corrosion and can be coated and embossed for functional and decorative purposes. Most importantly, aluminum cans are easily recyclable and create significant energy savings and high redemption value compared to competing materials.

In fact, these containers are by far the most valuable material in the consumer-waste recycle stream and are the only packaging material that more than covers its own cost of collection and recycling. Thus the financial return from aluminum recycling subsidizes the recycling of other types of packaging in materials recovery facilities and municipal curbside collection programs.

The cost effectiveness of the aluminum can has been steadily improved as the industry has reduced the amount of aluminum required per unit. Today over 33 cans are made from one pound of aluminum compared with 25 cans in 1975.

Several public opinion surveys have shown that consumer interest in recycling has moved lower in recent years. Because of this and a variety of other economic and social factors, the aluminum can recycling rate -- which reached a record high of 67.9 percent in 1992 -- has generally declined since that time to about 50 percent. Even at that level, the rate remains far above those of competing materials.

Industry participants, acting individually and through The Aluminum Association, are expanding major programs aimed at raising public awareness of the economic and environmental benefits created by greater use and recycling of aluminum beverage cans.

Eleven states now mandate deposits on beverage containers and their recycling rates are higher than those of states that do not require deposits. Enactment of state or federal container deposit legislation may be necessary in order to avoid the waste of the more than 50 billion aluminum cans per year that are now being landfilled instead of recycled.



Large aluminum bottles with closeable caps have been developed and will be marketed in 2003. If successful, this product could improve aluminum's competitive position in the large-drink container market because resealability is a strong selling point with consumers. (Photo: Dayton Systems Group)

The Aluminum Beverage Can Cycle

Used aluminum beverage cans begin the recycling process when they are collected through community curbside pickup programs, local recycling centers and other means. They are then sent to regional scrap processing firms who condense them into 30-pound briquettes or 1,200-pound bales and sell them to can sheet producers. These companies may process the cans themselves or pay IMCO and others to recycle them.

Once at IMCO's plants, contaminants, coatings and decorations are removed and the cans are shredded. After furnace processing, the recycled aluminum is poured in molten form into 20,000 or 30,000 pound crucibles which are delivered to customers' can sheet plants by specially designed trucks.

There the molten aluminum is cast into 25-foot long ingots that weigh from 35,000 to 45,000 pounds. The rolling mills reduce the thickness of these ingots from over 20 inches to sheet that is about 1/100 of an inch thick.

The sheet is then formed into large coils and shipped to can manufacturers who produce can bodies and lids. These are delivered to beverage companies for filling and sale. New cans may complete this overall cycle and return to store shelves and vending machines in as few as 60 days.

In the building & construction sector, aluminum's third largest market, the metal is employed in curtainwall and roofing applications as well as numerous other components including door, window and other types of framing. In the infrastructure, aluminum is increasingly being used in bridges, highway signage and water treatment plants and electrical distribution systems.

Aluminum Recycling Operations

Major aluminum products manufacturers who serve the containers & packaging, transportation and building & construction markets are supplied by the company's eight U.S. aluminum recycling plants.

Much of the annual volume at these facilities is processed under contract tolling arrangements and the remainder involves product sales transactions.

Three aluminum recycling plants in Morgantown, Kentucky and Loudon and Rockwood, Tennessee process customer-owned UBCs and dross and deliver molten metal to major can sheet rolling mills in their regions. The Morgantown facility also serves vehicle manufacturers and diecasters while the Loudon plant supplies a manufacturer of automobile brake calipers.

The Uhrichsville, Ohio facility is the company's largest plant and the majority of its processing volume is delivered to Commonwealth Aluminum Corporation under a long-term contract. This plant supplies molten metal to the adjacent customer rolling mill which manufactures aluminum sheet products. The Uhrichsville facility also supplies other customers including diecasters and makers of auto components. It also casts steel deoxidation cones which are marketed by Rock Creek Aluminum Inc., a wholly owned subsidiary.

In Goodyear, Arizona the company processes purchased dross as well as salt cake after this material is treated in a wet milling process that concentrates the aluminum content. The recovered metal is sold on the open market. Aluminum oxide, a by-product of the wet milling process, is further treated and sold for use in the production of Portland cement. The Arizona facility also recycles auto-related turnings and borings as well as other scrap under tolling arrangements.

In Oklahoma the Sapulpa plant processes dross and other primary smelter by-products. It also casts deoxidation cones for Rock Creek Aluminum. All of the output of this facility, which serves a diverse group of customers concentrated in the containers & packaging and transportation markets, is delivered in ingot form.

The Post Falls, Idaho plant supplies various manufacturers of aluminum products. It also processes UBCs as well as dross and other primary smelter by-products. This facility has been operating below capacity due to the shutdown of customer plants in the Pacific Northwest.

The Wendover, Utah plant is temporarily closed. It previously recycled dross and scrap as well as concentrates from the nearby SALTS joint venture and produced ingot.

IMCO and Reilly Industries each own 50 percent of the SALTS joint venture in Utah that recycles salt cake from the Idaho plant and other sources into concentrates


IMCO

The company's competitive position has benefited from the location of many of its facilities near major customer plants. At the Uhrichsville, Ohio facility, molten metal is delivered by specially designed trucks to an adjacent rolling mill owned by Commonwealth Aluminum.

and clear brine. The resulting metal and oxide are sold while the brine is processed in Reilly's solar pond system where its chemical content is recovered for multiple purposes including reuse as a flux.

Serving the Steel Industry

Rock Creek Aluminum, Inc. manufactures and markets a variety of aluminum products that are ultimately used as metallurgical additions in the steelmaking process. These products include slag conditioners, deoxidizers, desulpherizers and hot topping compounds.

The subsidiary's plants in Elyria and Rock Creek, Ohio use milling, shredding, blending, testing and packaging equipment to mechanically recycle aluminum scrap and dross. These facilities are located within a 250-mile radius of most of the nation's integrated steel capacity and the suppliers of aluminum-bearing products to those mills.

In 2002 Rock Creek benefited from greater domestic steel production as well as increased market share and its shipments rose 17 percent to 143 million pounds. The subsidiary ranks in the top three in terms of market share for all its product categories.

International Operations

In 1996 the company and VAW aluminium AG formed VAW-IMCO Guß und Recycling GmbH (VAW-IMCO), an equally owned joint venture in Germany. According to the joint venture's governing instruments, under certain circumstances, each shareholder had rights to elect to cause VAW-IMCO to redeem the shares held by a shareholder whose control had changed.

In March 2002 a large, integrated aluminum producer announced completion of the purchase of IMCO's partner from its parent company. As a result, IMCO exercised its rights to elect to cause VAW-IMCO to redeem the shares in the joint venture held by the partner. In March 2003 IMCO signed an agreement under which redemption of the shares will be accomplished. The price for redemption of the shares, which was agreed upon after evaluations conducted under a standard issued by the Institute of German Certified Public Accountants, is €30.4 million ($32.3 million). This amount, plus interest, will be paid in annual installments from cash on hand and future cash flows of VAW-IMCO with the final payment due in December 2006. See Note N – "VAW-IMCO" of Notes to Consolidated Financial Statements.

VAW-IMCO operates aluminum recycling and foundry alloy facilities in Grevenbroich and Töging that specialize in toll processing of chips, turnings, auto scrap and dross. These plants are a leading supplier to the European auto industry and also serve the building & construction, containers & packaging and other aluminum markets.

The rated annual capacity of VAW-IMCO has been more than doubled to 600 million pounds since 1996 and will be increased again in 2003. These expansions, which have also allowed a broadening of the range of markets served, have been accomplished through the installation of IMCO-designed furnaces.

VAW-IMCO's technical specialists provide consulting services to improve customers' operations, and its laboratories carry out special material testing, solidification simulations and casting defect analysis. Just-in-time delivery of molten metal is available to large customers active in the auto and other markets.

The Grevenbroich and Töging facilities have earned QS 9001 and ISO 14001 certifications for product quality and environmental management, and also have met all specifications for product quality set by the German auto industry.

In 2002 VAW-IMCO implemented an integrated management system, called ProMys, that merged quality, safety and health and environmental operations and the continuous improvement process into one system that is being used as a management, training and documentation tool.

The management of VAW-IMCO will now direct all of the company's European activities including the operation of IMCO's wholly owned aluminum recycling plant in Swansea, Wales. This facility supplies molten metal under a long-term contract to a major rolling mill and also serves other aluminum products manufacturers. The furnace efficiency and range of customers served by this plant have steadily increased since it began operating in 1998.

Mexican Facility

In 2001 IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V., a consolidated subsidiary, began operating a facility in Monterrey, Mexico that performed recycling of aluminum alloy dross and scrap under a contract with NEMAK, S.A. During 2002 the subsidiary was awarded a long-term contract by NEMAK and built a new processing plant that replaced and significantly upgraded its initial recycling operations. The new facility is utilizing proprietary recycling furnaces redeployed from the company's U.S. operations and has a rated annual capacity of 100 million pounds. It is located adjacent to the NEMAK plant which is the largest cylinder head and engine block casting facility in the Western hemisphere. The subsidiary is planning to equip its new plant with the capability to deliver molten metal.

Brazilian Facility Acquisition

In 2002 the company acquired an aluminum recycling plant in the city of Pindamonhangaba, state of São Paulo, Brazil. This is a modern plant equipped with shredding and delacquering capability and two furnaces that provide it with a rated annual capacity of 100 million pounds. Output of the facility is being used to meet the terms of new long-



The life of steel sheet in durable goods and building products is increased by a factor of five through zinc galvanizing that prevents corrosion. Wholly owned subsidiary U.S. Zinc Corporation produces zinc metal at facilities in Michigan, Texas and Washington.

term contracts to supply Brazil's only can sheet rolling mill and a plant owned by South America's largest manufacturer of aluminum cans.

U.S. Zinc Corporation

Like aluminum, zinc can be recycled indefinitely without losing any of its physical or chemical properties. Zinc has become the world's fourth most widely used metal because of its growing use by a wide range of industries.

The U.S. is the world's leading consumer of the metal and recycled zinc accounts for about 40 percent of total domestic supply. Worldwide, about 80 percent of zinc resources available for recycling are recovered and this activity provides some 30 percent of overall supply.

The most important use of zinc is in galvanizing of steel to prevent corrosion. In fact, zinc galvanizing increases the life of steel by a factor of five.

Corrosion is estimated to cost an industrialized country's economy at least four percent of GDP each year. Recognizing this fact, manufacturers and consumers are demanding a higher content of zinc-protected steel sheet in durable goods and building products.

U.S. Zinc Corporation, a wholly owned subsidiary, purchases zinc-bearing secondaries from its galvanizing customers, thus giving them a ready outlet for sales of their by-products. It recycles these secondaries along with other zinc materials, combines them with primary metal and manufactures three value-added products at seven U.S. facilities.

A majority of the subsidiary's output of zinc oxide is sold for use in the vulcanizing process for tires and other rubber products. Zinc oxide, which is produced at facilities in Clarksville and Millington, Tennessee as well as Hillsboro, Illinois, also is provided to the pharmaceutical, electronics, ceramics and export market.

In Houston, Texas, where U.S. Zinc is headquartered, it produces zinc dust that is sold to manufacturers of industrial paints, coatings and specialty chemicals as well as the mining industry.

Zinc metal produced in Houston, Coldwater, Michigan and Spokane, Washington is sold to galvanizers for corrosion protection of steel products used in vehicles, housing, commercial construction and appliance manufacturing.

Quality control and customer service are critical to the success of U.S. Zinc's marketing effort, and on-site laboratories at production facilities provide thorough analysis of incoming materials as well as end products. Proper packaging is key to customer productivity and a wide range of options for delivery of zinc oxide and zinc dust is provided.

Promoting Use of Major Products

IMCO is an active member of The Aluminum Association, Inc, the trade association for U.S. and foreign-based producers of primary aluminum, recyclers, semi-fabricated products manufacturers and suppliers to the industry. Based in Washington, D.C. with offices in Detroit that serve vehicle manufacturers, the association provides leadership to the industry through programs and services that aim to enhance aluminum's position in a world of proliferating materials, increase its use as the "material of choice," remove impediments to its fullest use and assist in achieving the industry's environmental, societal and economic objectives. Many member companies conduct business worldwide.

The U.S. aluminum industry is the world's largest with annual product sales of about $39 billion. The industry operates over 200 plants in 35 states and has about 145,000 employees and an annual payroll of some $5.0 billion.

The association aggressively promotes the growth of the aluminum industry globally by:

- continuously strengthening aluminum's position versus competitive materials;
- developing, maintaining and promoting global standards that achieve customers' requirements for aluminum product applications;
- representing the interests of its membership to the U.S. and international governments;
- providing research and education to actively address community and employee environmental, health and safety issues;
- gathering and presenting data, statistics and other information about the aluminum industry in an accurate and timely manner;
- leveraging industry strength through establishment of stronger domestic and global alliances.

Richard L. Kerr, president of IMCO's aluminum operations, is a member of the association's board of directors and served as its chairman in 2000 and 2001. He was the first chairman of the association employed by an aluminum recycler.

The company is also a member of the Institute of Scrap Recycling Industries (ISRI), an organization whose programs help members operate in an efficient and environmentally responsible manner. These activities also create greater public awareness of the important role that recycling plays in world production of goods and services.

Members of IMCO's management are active in the light metals division of the Minerals, Metals & Materials Society. The mission of this organization is to advance the state of technology for aluminum and other nonferrous metals in all phases of production and use, and to assist in the professional development of its members through technical programming, educational seminars and publications.

U.S. Zinc is a member of the American Zinc Association, the American Galvanizers Association and the International Zinc Association. These organizations provide technical support to members and promote the use of zinc by educating key audiences and the general public about the benefits created by use of the metal.

Aluminum Cans Build Homes

The Aluminum Association and Habitat For Humanity International together operate a program in which funds raised from recycling of aluminum cans are used to buy building materials for construction of affordable homes for low-income families.

Established in 1997, the "Aluminum Cans Build Habitat for Humanity Homes" programs has raised about $1.6 million from can recycling. It includes a grassroots network of nearly 500 Habitat For Humanity affiliates and about 2,000 recycling centers. In just five years, Habitat affiliates have recycled over four million pounds of cans, more than a quarter of that in 2002.

Can recycling is easy to do, and it makes a difference to the planet. Recycling a single aluminum can saves enough energy to light a light bulb for four hours or to operate a television for three hours.

Families who benefit from the program must participate in building the Habitat homes along with the volunteers. Here are steps you can take to support this program.

- Start collecting cans and call 1-888-798-cans to find the nearest recycling center where you can drop off cans and donate the proceeds.
- Check out The Aluminum Association's website at www.aluminum.org for more information on the program and recycling benefits and procedures.
- Find your local Habitat for Humanity affiliate at www.cansforhabitat.org and learn how to get involved in building homes for families in need.

The Environment and Safety

As an important member of the environmental industry's recycling sector, IMCO provides services to basic industry that reclaim valuable materials for reuse. This process creates important savings in energy and raw materials usage as well as landfill disposal, all of which reduce the impact of industrial activities on the environment.

Management places great emphasis on full compliance with applicable environmental regulations throughout the company's processing network. Sound practices in this area help create continuity of operations, better product quality and good relationships with customers and plant communities.

Advanced pollution control equipment and procedures are used at all of IMCO's processing facilities. In 2002 the company completed its program aimed at compliance with the federally mandated Secondary Aluminum MACT (maximum available control technology) requirements. This program sets minimum standards for emissions, control equipment and operations. Actions required for compliance included emission testing and installation of monitoring equipment.

"Through continuous improvement of its environmental operation, IMCO Recycling's Saginaw plant has become one of the top environmental performers in Michigan and a leader for other facilities developing environmental management systems."

Russell J. Harding
Director, Michigan Department of Environmental Quality

In December 2002 the Saginaw, Michigan aluminum alloys facility was recognized as a "Clean Corporate Citizen" by the state's Department of Environmental Quality. In announcing the award, Governor John Engler said: "This designation is a perfect example of how government and the private sector can work together. It demonstrates IMCO Recycling's commitment to being an environmentally responsible and conscientious neighbor in Michigan."

To qualify for a "Clean Corporate Citizen" designation, candidates must adopt a facility-specific environmental management system and active pollution prevention initiatives. They must also have a consistent record of compliance with applicable environmental requirements. A "Clean Corporate Citizen" is eligible for certain regulatory benefits under Michigan's environmental programs, including expedited permit approval. The designation is valid for one year and must be renewed annually.

The reduction of workplace injuries and accidents to the lowest possible level is a major priority of employees and management. IMCO is moving toward achievement of that goal through an aggressive safety management program that stresses employee involvement and accountability, site-and job-specific training in safety procedures and designed-in safety of furnaces.

Research and Development

The mission of IMCO's research and development program is to implement the use of new or modified equipment and processes that lower operating costs and improve the efficiency of the company's aluminum and zinc facilities. Over the past several years, the program has significantly raised the overall productivity of processing operations with only nominal capital expenditures.

The company's aluminum processing facilities utilize both rotary and reverberatory furnaces. Rotary furnaces are capable of handling all types of materials including large pieces, drosses and contaminated scrap. Reverberatory furnaces are well-suited for processing


CLEAN CORPORATE CITIZEN PROGRAM

Certificate of Recognition

CLEAN CORPORATE CITIZEN PROGRAM

This certifies that

IMCO Recycling Inc. – Saginaw Facility

is hereby designated a

Clean Corporate Citizen

for exemplary environmental performance and stewardship.

ENVIRONMENTAL MANAGEMENT • POLLUTION PREVENTION • ENVIRONMENTAL COMPLIANCE

John Engler, Governor, State of Michigan | December 10, 2002 Date | Russell J. Harding, Director, Michigan Department of Environmental Quality

In 2002 the Saginaw, Michigan aluminum alloys facility was recognized as a "Clean Corporate Citizen" by the state's Department of Environmental Quality. To qualify for this designation, candidates must adopt a facility-specific environmental management system and active pollution prevention initiatives.

light gauge scrap and for blending materials to make specification aluminum alloys with tightly controlled chemical composition.

Natural gas consumption by furnace burners is the company's largest energy usage and is the second highest component of operating costs after labor. Following development of a multifaceted approach to improving burner efficiency, virtually all of IMCO's operating rotary furnaces have been equipped with retrofit burner technology that lowers energy usage without large capital spending. Progress has also been made in raising the energy efficiency of reverberatory furnaces.

New rotary furnaces with proprietary technology developed by the company use significantly less energy than existing units while raising productivity. All greenfield plants built in the future will use this type of furnace.

Maximum Metal Recovery

While many of the company's aluminum recycling facilities experienced low levels of customer demand in 2002, management improved their performance by cutting costs and raising metal throughput and the productivity of the overall processing system. This was accomplished through the improved burner design, upgrades to environmental systems, removal of restrictions in furnace charging and metal removal, and increased automation.

This effort was part of an ongoing program to maximize recovery of metal from scrap and drosses through an in-depth understanding of the recycling process and the use of superior technology.

During 2002 management continued a furnace operation benchmarking program that included all U.S. facilities as well as those in Europe and Brazil. The purpose of this study is to further identify best practices at each plant and to transfer these practices to all facilities. The study also tested the performance of each newly modified furnace system to verify that the capital expenditures involved accomplished their stated objectives.

During the year, management and the U.S. Department of Energy conducted an energy audit of the Uhrichsville, Ohio facility. This plant is representative of the company's overall operations in that a number of furnace styles and processes are utilized there. All thermal operations were examined and no major oversights in energy utilization were found. Department of Energy personnel made several recommendations regarding potential savings in fuel usage. These will be evaluated to determine if sufficient payback exists to justify the necessary capital expenditures.

The company continues to be an active member of the Center for Aluminum Technology at the University of Kentucky's College of Engineering. Here management is involved in two research projects concerning energy efficiency and molten aluminum oxidation. These projects are funded by a consortium of aluminum companies, The Center for Aluminum Technology, several national laboratories and the U.S. Department of Energy - - Office of Industrial Technology.



Aluminum's visual appeal and high resistance to corrosion are two features that make it attractive to architects and engineers and have increased use of the metal in the building & construction market. Curtainwalls, roofing and window frames are among the largest areas of aluminum use in this sector. (Photo: John Simpson)

Goal of "Closed-Loop" Production

The aluminum recycling process used at most of the company's facilities generates salt cake, a by-product that is not classified as a hazardous waste, and airborne particulates which are captured by pollution control equipment. These solid wastes are disposed of in permitted landfills. One of management's priorities is to develop a "closed-loop" production system that would reclaim valuable materials and consume virtually all others used in the recycling process, thus greatly reducing the need and cost for landfilling.

The company presently arranges for the recycling of its salt cake generated in Europe and is exploring the installation of salt cake recycling facilities in the U.S.

Much of the salt cake now generated by IMCO's U.S. operations is brought to a processing facility at the Kentucky plant site where residual aluminum is recovered through materials separation technology. After processing, the salt cake residue is placed in a company-owned landfill that is built to hazardous waste landfill standards. The treatment and disposal of salt cake in this manner lowers the amount of material that is landfilled and helps protect customers from the possibility of a future cleanup liability.

Labor Relations

The company had 1,627 employees at the end of 2002, up six percent from a total of 1,529 a year earlier. This increase occurred because of the acquisition of the Brazilian aluminum recycling plant and a rise in the number of employees at the Mexican joint venture, Without these additions, the company's number of employees declined by three percent in 2002 due to layoffs of production and maintenance workers at U.S. facilities operating below capacity.

Some 1,206 employees are engaged in production and maintenance activities and 421 employees work in the administrative and supervisory area. About 19 percent of the production and maintenance employees are union members.

- Production and maintenance workers at the Rockwood, Tennessee plant are represented by the United Steelworkers of America under an agreement that expires in September 2003.
- Production and maintenance workers at the Hillsboro, Illinois plant are represented by the Laborers International Union of North America under an agreement that expires in August 2003.
- Production and maintenance workers at the Uhrichsville, Ohio plant are represented by the United Mine Workers of America under an agreement that expires in January 2005.
- Production and maintenance workers at the Saginaw, Michigan plant are represented by the United Auto Workers under an agreement that expires in September 2005.

There have been no work stoppages at the company's facilities over the last 16 years and labor relations with employees have been satisfactory.

In 2002 earnings before the effect of a required accounting change regarding the amortization of goodwill were $6,864,000 or $.47 per common diluted share. After the effect of the accounting change, which was recognized in the first quarter, the company had a net loss of $51,866,000 or $3.54 per diluted share.

In 2001 IMCO had a net loss of $2,722,000 or $.18 per share. These results included after-tax charges of about $2,500,000 or $.17 per share recorded in the fourth quarter due to a large increase in the reserves for doubtful accounts related to customer bankruptcies, and to the closing of a zinc trading office in Germany at the end of the year.

Net Earnings

(000 dollars except earnings per share)

	2002	2001	2000
Earnings (Loss) Before Accounting Change	$ 6,864	$ (2,722)	$ 283
Cumulative Effect of Accounting Change	(58,730)	—	—
Net Earnings (Loss)	$(51,866)	$ (2,722)	$ 283
Per Share:			
Basic Earnings (Loss) Before Accounting Change	$ 0.47	$ (0.18)	$ 0.02
Cumulative Effect of Accounting Change	(4.04)	—	—
Basic Earnings (Loss)	$ (3.57)	$ (0.18)	$ 0.02
Diluted Earnings (Loss) Before Accounting Change	$ 0.47	$ (0.18)	$ 0.02
Cumulative Effect of Accounting Change	(4.01)	—	—
Diluted Earnings (Loss)	$ (3.54)	$ (0.18)	$ 0.02

Processing volume at domestic aluminum and zinc recycling facilities was negatively affected in both 2002 and 2001 by the prolonged weakness in U.S. industrial production. Aluminum recycling volume was negatively affected in both years by shutdowns of customer production facilities in the Pacific Northwest and by declines in the recycling rate of aluminum beverage cans.

Financial results in 2002 benefited from these factors:

• greater profitability from the aluminum segment because of reductions in plant operating costs, better productivity and increased sales of specialty alloys;
• higher income from the zinc segment because of cuts in management, administrative and operating costs, and the absence of the cost of closing the trading office in Germany in the fourth quarter of 2001; and
• decreases in the use and price of natural gas, lower borrowing costs and lower additions to the reserve for doubtful accounts related to customer bankruptcies.

In addition to the after-tax charges recorded in the fourth quarter of 2001, financial results in that year were negatively affected by markedly higher prices for natural gas and lower aluminum and zinc prices and profit margins, particularly in the zinc segment.

IMCO adopted the Financial Accounting Standard Board's Statement No. 142, "Accounting for Goodwill and Other Intangibles" (SFAS No. 142), effective January 1, 2002.

In past years the company used the purchase method of accounting for its various acquisitions. Under this method, when the cost of an acquisition exceeds the fair market value of the net assets acquired, then the difference, or goodwill, is recorded on the balance sheet. This difference occurs because the total benefit to be derived from an acquisition is expected to exceed fair market value. The goodwill was then amortized using the straight-line method over a period not exceeding 40 years and was shown as an expense on the statements of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. As a result, the company engaged an independent third party to assist in the valuation of its business units' equity. The valuation determined that the carrying value of IMCO's assets exceeded their fair market value by $58,730,000 or $4.01 per diluted share after tax. The company recorded this noncash charge in the first quarter of 2002.

The elimination of amortization of goodwill required by adoption of SFAS No. 142 increased the company's pretax earnings in 2002 by about $3,800,000. See Note A – "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" of Notes to Consolidated Financial Statements.

Segment Reporting

The company reports financial results for both its aluminum and zinc segments in accordance with the Financial Accounting Standards Board's Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information."

The aluminum segment includes the operations of 15 U.S. aluminum recycling and specialty alloys facilities as well as the Swansea, Wales, Monterrey, Mexico and Pindamonhangaba, Brazil aluminum recycling plants and investments in joint ventures. The zinc segment includes the operations of seven U.S. facilities that produce zinc oxide, zinc dust and zinc metal.

Segment Volume
(000 pounds)

	2002	2001	2000
Aluminum	2,302,647	2,338,978	2,579,889
Zinc	233,372	215,009	276,733
Total	2,536,019	2,553,987	2,856,622

Total aluminum and zinc processing volume in 2002 about equaled the prior year level as increases in specialty alloys, international and zinc volume offset a decline in domestic aluminum recycling.

In 2001 total aluminum and zinc volume was 11 percent below the 2000 level. Aluminum volume declined nine percent as greater production from the new Saginaw, Michigan alloying facility was more than offset by closure of the Bedford, Indiana plant, by the temporary shutdown of the Wendover, Utah facility, and by lower operating rates at some other plants. Zinc volume decreased by 22 percent because of lower customer demand.

Segment Revenues
(000 dollars)

	2002	2001	2000
Aluminum	$ 529,635	$ 511,245	$ 598,759
Zinc	157,533	178,092	248,180
Total	$ 687,168	$ 689,337	$ 846,939

Revenues are made up of tolling fees earned for processing of customer-owned materials, and of product sales that involve purchasing scrap on the open market, processing it and selling the recovered metal. Product sales provide much more revenue per pound than do tolling fees because they include the cost of metal sold. Both types of transactions have historically provided about the same gross profit per pound processed, so volume is a more important measure of IMCO's performance than are revenues.

In 2002 total revenues were essentially unchanged from the 2001 level as aluminum revenues increased almost four percent because of greater sales of specialty alloys and zinc revenues declined about 12 percent because of lower prices.

Total 2001 revenues were 19 percent below the 2000 level as aluminum revenues declined by 15 percent and zinc revenues decreased by 28 percent. Aluminum revenues moved down because of a decline in product sales and lower aluminum prices. Zinc revenues decreased because of a decline in volume and a sharp drop in the zinc price.

Segment Income (Loss)
(000 dollars)

	2002	2001	2000
Aluminum	$ 36,474	$ 29,498	$ 24,687
Zinc	3,677	(20)	13,052
Total	$ 40,151	$ 29,478	$ 37,739

Total segment income rose 36 percent in 2002 as aluminum income increased 24 percent and the zinc segment became profitable after recording a loss in the prior year. The increase in aluminum segment income was due to reductions in plant operating costs and better productivity that raised gross profit per pound processed, and to higher sales of specialty alloys. The performance of the zinc segment improved because of cuts in management, administrative and operating costs and the absence of the cost of closing the trading office in Germany.

In 2001 total segment income declined by 22 percent as aluminum income rose by 19 percent and the zinc segment recorded a loss compared with a significant profit in the prior year. The increase in aluminum segment income resulted from better profitability in specialty alloys achieved through cost reduction programs and the operation of the Saginaw, Michigan alloying facility. The zinc segment loss was caused by declines in customer demand, volume and prices as well as the cost of closing the trading office in Germany.

Equity In Earnings
(000 dollars)

2002	2001	2000
$ 2,403	$ 3,131	$ 3,060

Equity in earnings of affiliates is included in aluminum segment income and reflects results from the company's 50 percent ownership interests in the VAW-IMCO joint venture in Germany and the SALTS joint venture in Utah. Equity in earnings of affiliates declined in 2002 due to lower volume and profit margins in VAW-IMCO's specialty alloys business. Income from this source in 2001 about equaled the prior year level.

Unallocated Corporate Expenses
(000 dollars)

	2002	2001	2000
General & Administrative	$ 17,988	$ 15,478	$ 14,592
Amortization	–	4,299	4,374
Fees on Receivables Sale	1,698	3,372	1,082
Interest Expense	9,727	11,038	17,490
Interest & Other Income	(530)	(70)	(210)
Total	$ 28,883	$ 34,117	$ 37,328

General & administrative expense increased in 2002 primarily due to higher costs associated with incentive compensation and retirement contributions for employees. In 2001 general and administrative expense was higher than that of the prior year mainly because of greater legal costs.

Amortization expense was eliminated in 2002 because of the adoption of SFAS No. 142.

Fees on receivables sales, which are incurred under a receivables purchase and sale agreement that was arranged in 2000, decreased by 50 percent in 2002 mainly because of a decline in interest rates. In 2001 fees on receivables sales more than doubled because of a full year of activity under the agreement. Funds obtained under the agreement are primarily used for working capital financing.

Interest expense in 2002 declined 12 percent from the prior year level as debt reduction, prudent management of working capital and a decrease in interest rates more than offset the cost of new debt assumed because of the purchase of the Brazilian aluminum recycling plant.

In 2001 interest expense was 37 percent below the 2000 total because of use of funds obtained under the receivables purchase and sale agreement, and because of an ongoing program to better manage working capital and to reduce outstanding debt, thus lowering interest costs. This expense category also decreased because of lower interest rates.

Interest and other income primarily reflect the amount of cash held in short-term interest bearing accounts awaiting use for corporate purposes.

Net Earnings (Loss) Before Income Taxes

(000 dollars)

	2002	2001	2000
	$ 11,268	$ (4,639)	$ 411

Segment income less unallocated corporate expenses equals reported net earnings before provisions for income taxes and minority interests as reported in the company's consolidated statements of operations.

Tax Provision (Benefit)

(000 dollars)

	2002	2001	2000
	$ 3,843	$ (2,243)	$ (424)

The company had a tax provision in 2002 because it recorded earnings before income taxes. A tax benefit was recorded in 2001 due to the company's pretax loss.

Liquidity And Capital Resources

IMCO Recycling Inc. Financing

(000 dollars)

	2002	2001	2000
Revolving Credit Agreement			
Availability	$ 160,000	$ 160,000	$ 175,000
Outstanding	$ 94,000	$ 110,500	$ 113,900
Other Debt	22,045	14,814	14,886
Total Balance Sheet Debt	$ 116,045	$ 125,314	$ 128,786
Receivables Purchase and Sale Agreement			
Receivables Securing Borrowings	$ 77,218	$ 81,652	$ 107,226
Outstanding	$ 61,300	$ 65,300	$ 90,000
Total Debt Outstanding	$ 177,345	$ 190,614	$ 218,786

The company's total debt outstanding at the end of 2002 was made up by a long-term revolving credit agreement with a group of banks, other debt that consists of environmental control revenue bonds and short-term notes payable, and a receivables purchase and sale agreement.

The long-term revolving credit agreement is secured by substantially all property, plant, equipment and inventories. Only interest payments are required until December 31, 2003 when the full amount outstanding is due and payable. At December 31, 2002 the $94,000,000 outstanding under the agreement was reclassified as "current portion of long-term debt" because the agreement expires in less than one year. The agreement has a variable interest rate that is based upon an alternate rate (as defined) or a rate based on LIBOR plus a margin based on the debt/EBITDA ratio.

Other debt increased in 2002 because of the addition of $7,400,000 in short-term notes payable related to the acquisition during the year of the Brazilian aluminum recycling plant. Other debt also includes about $14,100,000 in long-term environmental control revenue bonds. The receivables purchase and sale agreement also expires in late 2003 and management is exploring various options to replace the company's financing arrangements.

In 2000 the company amended the terms of its credit agreement and arranged the receivables purchase and sale agreement for an amount up to $100,000,000. The maximum commitment under the credit agreement was simultaneously reduced from $250,000,000 to $175,000,000 in anticipation of borrowings under the receivables purchase and sale agreement.

Under that agreement, the company is able to sell eligible portions of accounts receivable and receive a percentage of their value in cash. In accordance with accounting rules, the total accounts receivable shown on the balance sheet has been reduced by the amount of receivables securing borrowings under the receivables purchase and sale agreement. The expense for this agreement is shown on the income statement as

IMCO Recycling's U.S. Processing Network

★ Furnace Recycling of Aluminum ○ Specification Aluminum Alloys ✩ Mechanical Recycling of Aluminum

□ Zinc Oxide Production △ Zinc Dust Production ▽ Zinc Metal Production ◆ Salt Cake Processing



Spokane, WA ▽
★Post Falls, ID
Coldwater, MI (3)
Saginaw, MI
Chicago Heights, IL★
Elyria, OH
Rock Creek, OH
★Uhrichsville, OH
◆★Wendover, UT
Hillsboro, IL □
Clarksville, TN
◆★Morgantown, KY
★Rockwood, TN
★Loudon, TN
Sapulpa, OK★
Millington, TN
Shelbyville, TN
◆★Goodyear, AZ
Irving, TX
Headquarters
Houston, TX (2)
▽△

"Fees on Receivables Sale." See Note C – "SALE OF RECEIVABLES" of Notes to Consolidated Financial Statements.

In October 2001 the company again amended the terms of its credit agreement and reduced the amount available for borrowing from $175,000,000 to $160,000,000. The other major changes involved modification of certain financial covenants, the provision for additional security and an increase in the interest premium. See Note G – "LONG-TERM DEBT" of Notes to Consolidated Financial Statements.

IMCO Recycling Inc. Financing Costs

(000 dollars)

	2002	2001	2000
Interest Expense	$ 9,727	$11,038	$17,490
Fees on Receivables Sale	1,698	3,372	1,082
Total Financing Costs	$11,425	$14,410	$18,572

The combination of the revolving credit agreement, other debt and the receivables purchase and sale agreement is less costly than the arrangement it replaced. This mix of financing, reductions in overall debt, prudent management of working capital and lower interest rates allowed the company to reduce its financing costs by 21 percent in 2002 and by 22 percent in 2001.

The company is currently making plans to negotiate new long-term financing and to replace the current agreements which expire in late 2003. While there can be no assurance at this time, management believes it will be successful in this endeavor. However, interest costs are almost certain to increase in future periods as a result of these new agreements. The company continues to believe that its cash on hand, the cash available with its present financing arrangement and under any new financing, and its anticipated internally generated funds will be sufficient to fund its current operational needs. Financial covenants under the current agreement become more stringent in 2003 and there can be no assurance that the company will remain in compliance with the more stringent covenants. See Note G – "Long-Term Debt" of Notes to Consolidated Financial Statements.

The current ratio was 0.5 to 1 at the end of 2002 and 1.0 to 1 at the end of 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $46,084,000 in 2002, $37,516,000 in 2001 and $47,322,000 in 2000.

Cash From Operations

Cash flow from operating activities was $38,443,000 in 2002, up $17,440,000 from cash flow of $21,003,000 in 2001. The principal reason for this increase was the recording of earnings compared with a loss in 2001 and increases in accounts payable and accrued liabilities which was a source of cash compared with a use in 2001. Depreciation and amortization declined in 2002 because of the elimination of amortization resulting from the adoption of SFAS No. 142.

The $119,935,000 decrease in cash flow from operating activities in 2001 compared with 2000 was principally due to a decline in the amount of receivables sold under the receivables purchase and sale agreement, to reduced profitability, and to lower accounts payable and accrued liabilities.

Investing Activities

Net cash used by investing activities rose to $16,344,000 in 2002 from $13,998,000 in 2001. Capital expenditures in 2002 were $19,313,000, up $9,455,000 from the 2001 total and included $7,837,000 for construction of a new facility owned by the company's Mexican joint venture. The balance of the funds were spent for normal plant replacement projects. Acquisitions and investments were $604,000 in 2002 compared with $4,823,000 in 2001.

The largest item in 2001 investing activities was the cost of forming the Mexican joint venture.

In 2003 management is planning capital spending of about $19,000,000 that will be used both domestically and internationally to carry out numerous projects intended to further lower operating costs and raise productivity.

In 2002 capital expenditures for environmental control facilities totaled about $2,000,000, most of which was related to air pollution control equipment for the Loudon, Tennessee, Morgantown, Kentucky and Uhrichsville, Ohio facilities. Environmental expenditures for 2003 and 2004, which primarily relate to the company's landfills and pollution control equipment, are currently estimated at about $3,200,000 and $4,700,000, respectively.

Financing Transactions

Net cash used by financing activities increased to $18,381,000 in 2002 from $8,598,000 in 2001 primarily because the company reduced its long-term debt outstanding by $16,835,000.

In 2001 net cash used by financing activities totaled $8,598,000 and included repayment of long-term debt of $3,400,000 and the use of $4,966,000 to repurchase outstanding common shares.

In 2000 net cash used by financing activities totaled $99,248,000 and included repayment of long-term debt of $86,100,000 with funds obtained from the receivables purchase and sale agreement. In addition, $9,120,000 was used to repurchase common shares and dividend payments of $3,555,000 were made.

The net result of operations, investment and financing transactions was an increase in cash of $3,574,000 in 2002, a decrease in cash of $1,713,000 in 2001, and an increase in cash of $2,436,000 in 2000.

Contractual Obligations And Commercial Commitments

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations and has certain contingent commitments such as debt guarantees in effect. The following tables represent the significant contractual cash obligations and other commercial commitments of the company as of December 31, 2002.

Contractual Obligations

(000 dollars)

	Payments Due by Period				
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-Term Debt Obligations[1]	$108,625	$ 94,075	$ 60	$ 88	$14,402
Short-Term Notes Payable	7,420	7,420	—	—	—
Operating Lease Obligations	7,233	2,286	3,215	1,532	200
Purchase Obligations	99,087	6,389	92,698	—	—
Other Long-Term Liabilities Reflected on the Company's *Balance Sheets under GAAP*	7,720	500	1,286	1,100	4,834
Total	$230,085	$110,670	$97,259	$2,720	$19,436

[1]Long-Term debt obligations do not include amounts outstanding under the receivables *purchase and sale agreement.*

Leases are primarily for items used in the company's manufacturing processes. Purchase obligations are generally enforceable contracts for goods or services necessary in the operation of the company. Other long-term liabilities are primarily accruals for landfill closure costs and for the disposal of salt cake at the Arizona plant.

More detailed information is available on page 18, "Liquidity and Capital Resources," and in Notes A and L of the Notes to Consolidated Financial Statements.

Other Commercial Commitments

(000 dollars)

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Standby Letters of Credit	$ 3,305	$ 3,305	—	—	—

There are no other guarantees or commercial commitments.

Risk Management

In the ordinary course of business the company is exposed to potential losses arising from changes in the price of aluminum, zinc, natural gas and in the level of interest rates. Management uses derivative instruments such as futures, options, swaps and interest rate caps to minimize the effect of such changes. See Note A – "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" of Notes to Consolidated Financial Statements.

All derivative contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility and to cover underlying exposures. IMCO's commodity and derivative activities are subject to the management, direction and control of the company's risk management committee. This committee is composed of the chief executive officer, the chief financial officer, the treasurer and other officers and employees that the chief executive officer designates. The risk management committee reports to the company's board of directors which has supervisory authority over all of its activities.

Counter-parties: The company is exposed to losses in the event of nonperformance by the counter-parties to the derivative contracts discussed below. Although nonperformance by counter-parties is possible, the company does not anticipate nonperformance by any of these parties. Counter-parties are evaluated for creditworthiness and risk assessment prior to the company initiating contract activities. The counter-parties' creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counter-party.

Metal Commodity Price Risk: Aluminum and zinc ingots are internationally produced, priced and traded commodities, with their principal trading market being the London Metal Exchange ("LME"). As part of its efforts to preserve margins, the company enters into futures and options contracts.

- *Aluminum:* The company enters into futures sale contracts with metal brokers to fix the margin on a portion of the aluminum generated by IMCO's salt cake processing facility in Morgantown, Kentucky and some of the aluminum generated for sale from the processing of other scrap metal. These futures sale contracts are settled in the month of shipment.

- *Zinc:* In the normal course of business, the company enters into fixed-price forward sale contracts with a number of its zinc customers. In order to hedge the risk of higher metal prices, the company enters into long positions, principally using future purchase contracts. These contracts are settled in the month of the corresponding production or shipment.

Natural Gas: The company's earnings are affected by changes in the price and availability of natural gas, which is IMCO's second largest cost component. In an attempt to acquire the most favorable natural gas costs, the company has utilized natural gas swap contracts. Under the terms of the swap contracts, the company has fixed the price for approximately 28 percent of its expected 2003 U.S. natural gas requirements. The company makes or receives payments based on the difference between the month-end closing price on the New York Mercantile Exchange ("NYMEX") and the fixed price agreed to in the swap contracts.

Interest: Approximately 91 percent of the company's outstanding long-term debt as of December 31, 2002 bears interest at floating rates related to LIBOR plus a margin. The company's earnings are affected by changes in interest rates due to the impact those changes have on its interest expense from variable-rate debt instruments.

The company did not enter into any interest rate swaps or similar financial risk contracts during 2002 and had none outstanding as of December 31, 2002.

The company is also increasingly subject to exposure from fluctuations in foreign currencies. When deemed appropriate by the company, it utilizes foreign currency exchange contracts to hedge the variability in cash flows from forecasted payment or receipts of currencies. No such contracts were entered into during 2002 or were outstanding at December 31, 2002.

Share Repurchase Program

In early 2000 the company spent $9,120,000 to repurchase a total of 788,900 common shares for an average price of $11.56 per share. In May 2000 the company entered into a forward share repurchase program that was settled in May 2001. Under this agreement, 644,500 shares were repurchased at a cost of $4,966,000 for an average price of $7.70 per share.

Shares repurchased are held as treasury stock to be used to satisfy obligations of the company under its stock option and other equity plans and for general corporate purposes. The company does not currently plan to repurchase additional shares of its common stock.

Dividend Action

After payment of four regular quarterly cash dividends of $.06 per common share in both 2000 and 1999, the company's board of directors in March 2001 elected to omit payment of a dividend. This action was taken in order to strengthen cash flow.

The board intends to resume paying dividends when the company's net earnings return to prior levels. However, future declarations are at the board's discretion and will depend on IMCO's net earnings, cash flow, financial requirements, economic and business conditions, loan agreement covenants and other relevant factors.

IMCO Recycling Inc. Effective Annual Capacity
(millions of pounds)

	2003	2002	2001
Aluminum			
Specification Alloys	780	780	780
Aluminum Recycling	1,980	1,980	1,980
International	850	460	410
Total Aluminum Capacity	3,610	3,220	3,170
Zinc	300	290	290
Total Capacity	3,910	3,510	3,460

Consolidated Statements of Operations

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share data)

For the Year Ended December 31,	2002	2001	2000
Revenues	$ 687,168	$ 689,337	$ 846,939
Cost of sales	640,696	656,013	799,586
Gross profits	46,472	33,324	47,353
Selling, general and administrative expense	26,549	22,686	27,334
Amortization expense	—	4,299	4,374
Fees on receivables sale	1,698	3,372	1,082
Interest expense	9,727	11,038	17,490
Interest and other income	(367)	(301)	(278)
Equity in earnings of affiliates	(2,403)	(3,131)	(3,060)
Earnings (Loss) before provision for (benefit from) income taxes and minority interests	11,268	(4,639)	411
Provision for (benefit from) income taxes	3,843	(2,243)	(424)
Earnings (Loss) before minority interests	7,425	(2,396)	835
Minority interests, net of provision for income taxes of $350, $147, and $74 in 2002, 2001, and 2000, respectively	561	326	552
Earnings (Loss) before cumulative effect of accounting change	6,864	(2,722)	283
Cumulative effect of accounting change (net of tax $7,132)	(58,730)	—	—
Net Earnings (Loss)	$ (51,866)	$ (2,722)	$ 283
Net Earnings (Loss) per common share:			
Basic before cumulative effect of accounting change	$ 0.47	$ (0.18)	$ 0.02
Cumulative effect of accounting change	(4.04)	—	—
Basic earnings (loss) per share	$ (3.57)	$ (0.18)	$ 0.02
Diluted before cumulative effect of accounting change	$ 0.47	$ (0.18)	$ 0.02
Cumulative effect of accounting change	(4.01)	—	—
Diluted earnings (loss) per share	$ (3.54)	$ (0.18)	$ 0.02
Weighted average shares outstanding:			
Basic	14,548	14,978	15,353
Diluted	14,655	14,978	15,436
Dividends declared per common share	—	—	$ 0.24

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share data)

For the Year Ended December 31,	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,875	$ 3,301
Accounts receivable (net of allowance of $1,205 and $2,488 at December 31, 2002 and 2001, respectively)	24,501	23,569
Inventories	42,730	39,214
Deferred income taxes	3,355	6,879
Other current assets	13,210	7,570
Total Current Assets	90,671	80,533
Property and equipment, net	187,451	186,931
Goodwill	51,118	115,562
Investments in joint ventures	17,467	17,892
Other assets, net	4,703	6,036
	$ 351,410	$ 406,954
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 77,682	$ 67,299
Accrued liabilities	18,589	13,908
Notes Payable	7,420	—
Current maturities of long-term debt	94,075	75
Total Current Liabilities	197,766	81,282
Long-term debt	14,550	125,314
Deferred income taxes	10,883	19,157
Other long-term liabilities	11,347	12,308
STOCKHOLDERS' EQUITY		
Preferred stock; par value $.10; 8,000,000 shares authorized; none issued	—	—
Common stock; par value $.10; 40,000,000 shares authorized; 17,142,404 issued at December 31, 2002; 17,131,240 issued at December 31, 2001	1,714	1,713
Additional paid-in capital	103,958	105,800
Deferred stock compensation	(3,099)	—
Retained earnings	46,218	98,085
Accumulated other comprehensive loss from foreign currency translation adjustments and deferred hedging gains/losses	(9,830)	(9,890)
Treasury stock, at cost; 2,049,941 shares at December 31, 2002; 2,494,952 shares at December 31, 2001	(22,097)	(26,815)
Total Stockholders' Equity	116,864	168,893
	$ 351,410	$ 406,954

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

IMCO Recycling Inc. and Subsidiaries (in thousands)

For the Year Ended December 31,	2002	2001	2000
Operating Activities			
Earnings (loss) before cumulative effect of accounting change	$ 6,864	$ (2,722)	$ 283
Depreciation and amortization	23,646	29,197	29,708
Provision for deferred income taxes	(962)	2,106	76
Equity in earnings of affiliates	(2,403)	(3,131)	(3,060)
Other noncash charges	5,095	3,390	5,349
Changes in operating assets and liabilities:			
Accounts receivable	2,118	19,024	13,476
Accounts receivable sold	(4,000)	(24,700)	90,000
Inventories	(3,514)	18,367	18,055
Other current assets	(3,390)	2,869	(1,373)
Accounts payable and accrued liabilities	14,989	(23,397)	(11,576)
Net cash from operating activities	38,443	21,003	140,938
Investing Activities			
Payments for property and equipment	(19,313)	(9,858)	(37,701)
Acquisitions of businesses and investments	(604)	(4,823)	—
Other	3,573	683	(1,414)
Net cash used by investing activities	(16,344)	(13,998)	(39,115)
Financing Activities			
Net payments of long-term revolving credit facility	(16,500)	(3,400)	(86,100)
Net payments of long-term debt	(335)	(110)	(164)
Debt issuance costs	(1,036)	(978)	(813)
Dividends paid	—	—	(3,555)
Purchases of treasury stock	—	(4,966)	(9,120)
Other	(510)	856	504
Net cash used by financing activities	(18,381)	(8,598)	(99,248)
Effect of exchange rate differences on cash and cash equivalents	(144)	(120)	(139)
Net increase (decrease) in cash and cash equivalents	3,574	(1,713)	2,436
Cash and cash equivalents at January 1	3,301	5,014	2,578
Cash and cash equivalents at December 31	$ 6,875	$ 3,301	$ 5,014
Supplementary Information			
Cash payments for interest	$ 7,430	$ 10,870	$ 16,674
Cash payments (refunds) for income taxes	$ (2,251)	$ (3,829)	$ 372

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

IMCO Recycling Inc. and Subsidiaries (in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings	Treasury Stock		Total Dollars
	Shares	Amount				Shares	Amount	
Balance at December 31, 1999	17,110,620	$ 1,711	$ 106,549	—	$ 100,948	(1,083,406)	$ (13,552)	$ 195,656
Comprehensive income:								
Net earnings	—	—	—	—	283	—	—	283
Other comprehensive loss:								
Foreign currency translation adjustments	—	—	—	—	(2,012)	—	—	(2,012)
Net comprehensive loss								(1,729)
Cash dividend	—	—	—	—	(3,555)	—	—	(3,555)
Issuance of common stock for services	8,800	1	62	—	—	—	—	63
Common stock repurchased	—	—	—	—	—	(788,900)	(9,120)	(9,120)
Stock issued in connection with ESPP	—	—	(474)	—	—	83,154	1,016	542
Balance at December 31, 2000	17,119,420	1,712	106,137	—	95,664	(1,789,152)	(21,656)	181,857
Comprehensive income:								
Net loss	—	—	—	—	(2,722)	—	—	(2,722)
Other comprehensive income (loss):								
Deferred hedging gain/(loss), net of tax benefit of $2,892	—	—	—	—	(4,923)	—	—	(4,923)
Foreign currency translation adjustments	—	—	—	—	176	—	—	176
Net comprehensive loss								(7,469)
Issuance of common stock for services	11,820	1	73	—	—	—	—	74
Common stock repurchased	—	—	—	—	—	(644,500)	(4,966)	(4,966)
Stock issued in connection with ESPP	—	—	(410)	—	—	60,134	681	271
Other	—	—	—	—	—	(121,434)	(874)	(874)
Balance at December 31, 2001	17,131,240	1,713	105,800	—	88,195	(2,494,952)	(26,815)	168,893
Comprehensive loss:								
Net loss	—	—	—	—	(51,866)	—	—	(51,866)
Other comprehensive income (loss):								
Deferred hedging gain/(loss), net of tax of $3,214	—	—	—	—	5,443	—	—	5,443
Foreign currency translation adjustments	—	—	—	—	(5,384)	—	—	(5,384)
Net comprehensive loss								(51,807)
Issuance of common stock for services	11,164	1	86	—	—	—	—	87
Settlement of executive option loan program	—	—	1,624	—	—	(205,439)	(2,321)	(697)
Exercise of stock options	—	—	(136)	—	—	29,549	318	182
Issuance of restricted stock	—	—	(3,180)	(3,294)	—	—	—	(6,474)
Deferred stock compensation expense	—	—	(96)	195	—	600,000	6,474	6,573
Stock issued in connection with ESPP	—	—	(140)	—	—	29,902	322	182
Other	—	—	—	—	—	(9,001)	(75)	(75)
Balance at December 31, 2002	17,142,404	$ 1,714	$ 103,958	$ (3,099)	$ 36,388	(2,049,941)	$ (22,097)	$ 116,864

See Notes to Consolidated Financial Statements

(dollars in tables are in thousands, except per share data)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation:
The accompanying consolidated financial statements include the accounts of IMCO Recycling Inc. and all of its majority owned subsidiaries and joint ventures (the "Company"). All significant intercompany accounts and transactions have been eliminated upon consolidation. Investments in affiliated companies, owned 50% or less, are accounted for using the equity method.

The Company's principal business involves the ownership and operation of aluminum recycling and alloying facilities and zinc manufacturing facilities. Aluminum scrap material is recycled for a fee and then the material is returned to its customers, some of whom are the world's largest aluminum and automotive companies. Aluminum and zinc scrap is also purchased on the open market, recycled and sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Receivable Sales:
Trade accounts receivables are sold through a qualified special purpose entity, a wholly owned subsidiary of the Company. The fair value of the trade accounts receivable balances retained by the Company approximate the carrying value less any reserves required for credit losses.

Credit Risk:
The majority of the Company's accounts receivable are due from companies in the aluminum, zinc and automotive industries. Credit is extended based on evaluation of the customers' financial condition and, generally, collateral is not required. Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense reflected in the Company's Consolidated Statements of Operations for such uncollectible amounts was $1,567,000, $3,065,000 and $1,502,000 in 2002, 2001 and 2000, respectively. Receivables that were written-off against the valuation reserve were $2,933,000, $3,704,000 and $1,118,000 for 2002, 2001 and 2000, respectively.

Inventories:
Inventories are stated at the lower of cost or market. Cost is determined using either a specific identification method or a weighted average cost per product sold, and includes an allocation of average manufacturing labor and overhead costs to finished goods.

Property and Equipment:
Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Landfill closure costs are currently estimated to be approximately $8,500,000 and are being accrued as space in the landfills is used. Used space in the landfill is determined either by aerial photography and engineering estimates based on the photography or by engineering estimates. Accrued landfill closure costs were $3,100,000 and $2,800,000 as of December 31, 2002 and 2001, respectively, and are included in the other long-term liabilities. The construction costs of the landfills are depreciated as space in the landfills is used.

The Company currently has some assets classified as available for sale. These assets are recorded at the lower of cost or fair value. Assets held in this category are actively marketed, and the Company's policy is to expeditiously sell those assets not intended for future use in income producing activities. The Company reviews its property and equipment for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset less disposal costs.

Interest is capitalized in connection with the construction of major facilities. Capitalized interest costs for 2002, 2001 and 2000 were $212,000, $336,000 and $1,067,000, respectively.

Goodwill:
Goodwill is currently required to be tested for impairment by reporting unit at least annually. See NOTE K – "IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS."

Revenue Recognition:
Revenues are recognized when either products that the Company owns are shipped or, for material that is tolled (approximately 59% of the Company's business), when the services are performed for customers.

Stock-Based Compensation:
The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

The fair value of the Company's outstanding stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected option life in years	4.0	4.0	2.0
Risk-free interest rate	4.66%	3.82%	5.36%
Volatility factor	0.452	0.442	0.439
Dividend yield	0.00%	0.00%	5.30%

The Company's pro forma information as if the Company had applied the fair value recognition provisions of SFAS 123 "Accounting for Stock-Based Compensation" is as follows:

	December 31,		
	2002	2001	2000
Net earnings (loss):			
As reported	$ (51,866)	$ (2,722)	$ 283
Pro forma stock compensation expense	(389)	(585)	(809)
Pro forma	$ (52,255)	$ (3,307)	$ (526)
Net earnings (loss) per common share:			
As reported–basic	$ (3.57)	$ (0.18)	$ 0.02
As reported–diluted	$ (3.54)	$ (0.18)	$ 0.02
Pro forma–basic	$ (3.59)	$ (0.22)	$ (0.03)
Pro forma–diluted	$ (3.57)	$ (0.22)	$ (0.03)
Weighted average fair value of options granted during the year	$ 3.74	$ 2.16	$ 1.00

Market Risk Management Using Financial Instruments: Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138. The Company, which enters into production derivatives to hedge the cost of energy and the sales price of certain aluminum and zinc products, evaluates and documents each hedge item when entered into. It is the Company's policy not to speculate in hedging activities. The adoption of SFAS 133 did not have a material impact on the Company's consolidated balance sheets or statements of operations in fiscal 2001.

The Company engages in activities that expose it to various market risks, including the effects of natural gas prices and future selling prices of aluminum and zinc. These financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effects that the volatility of the markets may have on operating results. The Company does not engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes. The Company maintains a natural gas pricing strategy to minimize significant fluctuations in earnings caused by the volatility of gas prices. The Company also maintains a metal pricing strategy to minimize significant, unanticipated fluctuations in earnings caused by the volatility of aluminum and zinc prices.

In order to manage its price exposure for natural gas purchases, the Company has fixed the future price of a portion of its natural gas requirements by entering into financial hedge agreements. Under these agreements, payments are made or received based on the differential between the monthly closing price on the New York Mercantile Exchange, ("NYMEX") and the actual hedge price. These contracts are accounted for as cash flow hedges, with all gains and losses recognized in cost of sales when the gas is consumed. In addition, the Company has cost escalators included in some of its long-term supply contracts with its customers, which limit the Company's exposure to natural gas price risk. At December 31, 2002, the Company had outstanding swap agreements to hedge its anticipated domestic natural gas requirements for approximately 1,660,000 mmbtus of natural gas, which represents approximately 28% of its expected 2003 fuel needs. At December 31, 2002, the fair value gain of these contracts was $2,081,000 ($1,290,000 net of tax). At December 31, 2001, these contracts totaled 5,460,000 mmbtus with a fair value loss of $5,339,000 ($3,364,000 net of tax). In 2002, 2001 and 2000, natural gas hedging activities increased (decreased) cost of goods sold by the following respective amounts: $3,105,000, $2,173,000 and ($2,638,000), respectively.

The Company has entered into futures contracts and a series of put and call option contracts with metal brokers to cover the future selling prices on a portion of the aluminum generated by the Company's salt cake processing facility in Morgantown, Kentucky and some of the aluminum generated for sale from the processing of other scrap metal for its own account. At December 31, 2002, estimated total production covered under these futures sales contracts was 3,430 metric tonnes (mt) with a fair value gain of $44,000 ($27,000 net of tax). At December 31, 2001, total production covered under futures sale contracts was 2,475 mt with a fair value gain of $62,000 ($39,000 net of tax). In 2002, 2001 and 2000, the Company's aluminum revenue was lower by $421,000, $923,000 and $744,000, respectively, for settled metal hedging contracts. In addition, the Company has entered into futures contracts with metal brokers to cover the future selling prices of zinc recycled for certain zinc customers under fixed-price contracts. These contracts are accounted for as cash flow hedges, with all gains and losses recognized in revenues when the metal is delivered. At December 31, 2002, such contracts had metal deliveries committed of 16,427 mt with a fair value loss of $1,113,000 ($690,000 net of tax). At December 31, 2001, total production covered under futures sale contracts was 22,111 mt with a fair value loss of $2,257,000 ($1,422,000 net of tax). In 2002 and 2001, the Company's zinc revenue was lower by $2,117,000, and $3,785,000, respectively, due to settled zinc metal hedging contracts. In 2000, there was a slight increase in zinc revenues of $94,000 recorded due to settled zinc metal hedging contracts.

The Company is exposed to losses in the event of nonperformance by the counter-parties to the financial hedge agreements and futures contracts discussed above; however, the Company does not anticipate any non-performance by the counter-parties. The counter-parties are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. The Company does not require collateral to support broker transactions.

Foreign Currency Translation:
The Company's foreign subsidiaries in the U.K., Germany, Netherlands, Mexico and Brazil use the local currency as their functional currency. Adjustments resulting from the translation into U.S. dollars are reflected as a separate component of stockholders' equity, and foreign currency transaction gains and losses are reflected in the Statements of Operations. The gains and losses on foreign currency exchange rate fluctuations and the translation adjustments for the two years ended December

31, 2001 and 2000 were immaterial. However, in 2002 the Company incurred a foreign currency translation loss of about $5,400,000. Of this amount, $4,900,000 was due to the Company's operations in Brazil. For the foreign currency translation loss for the Company's operations in Brazil, $4,200,000 of this loss occurred during the third quarter of 2002. During this time, the Brazilian currency lost 23% of its value against the U.S. dollar. As of December 31, 2002, the Company's accumulated foreign currency translation adjustment totaled $10,350,000. The annual change is included in other comprehensive income in the Statements of Changes in Stockholders' Equity.

New Accounting Pronouncements:
In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS 143, a liability for an asset retirement obligation should be recognized in the period in which it is incurred and should be initially measured at fair value. The offset to the liability should be capitalized as part of the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002 (January 1, 2003 for calendar year-end companies). We are evaluating the impact of the new standard.

Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement amends previous accounting and disclosure requirements for impairments and disposals of long-lived assets. The provisions of this new standard are generally applied prospectively. The adoption of this standard had no material impact on the Company's operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"): "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS 146 replaces EITF Issue No. 94-3. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expands the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified. The disclosure requirements are effective immediately and are provided in Note G and Note L of Notes to Consolidated Financial Statements. The Company does not expect FIN 45 to have a material effect on its results of operations.

In January 2003, the FASB issued Interpretation 46 – "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date. The related disclosure requirements are effective immediately. The Company does not expect FIN 46 to have a material effect on its financial statements.

NOTE B – ACQUISITIONS

On May 31, 2002, the Company acquired, through its wholly-owned subsidiary IMCO Brazil Holding Ltda., all of the capital stock of Recipar Reciclagem de Materiais Indústria e Comércio Ltda. ("Recipar") in consideration for its assumption of $12,100,000 in short-term debt. In addition, the transaction provides for future contingent payments to the seller, dependent on Recipar's realization of certain tax benefits through May 31, 2007 that are being determined by the Company. Upon finalization of the amount acquired, the purchase price allocation will be adjusted to reflect the tax benefits acquired. Recipar's primary asset is a production facility located in Pindamonhangaba, São Paulo state, Brazil and has a rated annual production capacity of 100 million pounds of aluminum. The Company recognized $1,240,000 in goodwill for acquisition costs. Pro forma net earnings (loss) for the Company for the year ended December 31, 2002 reflecting Recipar's operations are not materially different from the Company's actual results.

In October 2001, the Company invested approximately $4,800,000 in an aluminum recycling operation with Reciclaje y Maquila, S.A. de C.V. This facility, in which the Company has an 85 percent interest, is known as IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V., and is recycling aluminum dross and other scrap under a contract with NEMAK, S.A., Monterrey, Mexico. The plant's operations have been included in the Company's consolidated financial statements since the date of formation.

NOTE C – SALE OF RECEIVABLES

On November 2, 2000, the Company entered into a Receivables Purchase and Sale Agreement with a newly formed subsidiary of the Company organized as a Qualified Special Purpose Entity (QSPE). Under the Receivables Purchase and Sale Agreement, the Company agreed to sell, from time to time, their right, title and interest in certain trade accounts receivable and related assets (Pooled Receivables) to the QSPE. On November 2, 2000, the Company and the QSPE entered into a Receivables Purchase Agreement with a third party financial institution. Under the Receivables Purchase Agreement, the QSPE agreed to sell undivided interests in the Pooled Receivables, up to $100,000,000, to third party financial institutions. The sales price of the Pooled Receivables to the third party financial institutions is calculated as the total outstanding balance times a discount rate based on total days outstanding of the Pooled Receivables, as defined, and the prime interest rate plus .25%. Under the Receivables Purchase Agreement, the Company agreed to service and collect the Pooled Receivables for a servicing fee calculated as .5% per annum of the daily average aggregate outstanding balance of the Pooled Receivables. The amount retained is calculated on a monthly basis as the eligible pool balance less the greater of the customer concentration reserve and the performance reserve. The third party financial institution has no recourse to the Company's other assets for failure of debtors to pay when due. The QSPE's retained interest in the Pooled Receivables is subordinate to the third party financial institution's interest. The value of the Pooled Receivables is subject to credit risk.

On October 31, 2002, the Company amended the terms of the Receivables Purchase Agreement. The Amendment No. 2 to the Receivables Purchase Agreement reduced the Purchase Limit (the aggregate amount of receivables that can be sold) from $100,000,000 to $75,000,000.

At December 31, 2002, the receivables retained by the QSPE were $4,000,000, compared to $24,700,000 in 2001. The net proceeds under these sales at December 31, 2002 and 2001 were $61,300,000 and $65,300,000, respectively. During fiscal 2002 and 2001, the Company incurred fees on the sale of its receivables in the amount of $1,698,000 and $3,372,000, respectively. This facility is scheduled to expire in November 2003. If the receivables sales facility is not renewed or if a replacement facility through another financial institution is not obtained by November 2003, the Company would be required to borrow additional funds from its existing credit facility. The terms of the existing credit facility are not as favorable to the Company.

NOTE D – INVENTORIES

The components of inventories are:

	December 31,	
	2002	2001
Finished goods	$ 19,711	$ 18,073
Raw materials	21,297	19,477
Supplies	1,722	1,664
	$ 42,730	$ 39,214

NOTE E – PROPERTY AND EQUIPMENT

The components of property and equipment are:

	December 31,	
	2002	2001
Land, buildings and improvements	$167,889	$164,678
Production equipment and machinery	151,588	135,427
Office furniture, equipment and other	18,031	17,550
	337,508	317,655
Accumulated depreciation	(150,057)	(130,724)
	$187,451	$186,931

Depreciation expense for 2002, 2001 and 2000 was $23,646,000, $23,830,000 and $24,512,000, respectively.

Estimated useful lives for buildings and improvements range from 15 to 39 years, machinery and equipment range from 2 to 20 years and office furniture and equipment range from 3 to 10 years.

The Company had approximately $4,506,000 and $4,117,000 in assets classified as available for sale and included in other current assets on the balance sheet as of December 31, 2002 and 2001, respectively. These assets are recorded at the lower of cost or fair value. Assets held in this category are actively marketed. It is the intention of the Company to expeditiously sell those assets not intended for future use in income producing activities.

NOTE F – INCOME TAXES

The provision (benefit) for income taxes was as follows:

	For the Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 2,636	$ (4,922)	$ (1,095)
State	—	57	390
Foreign	245	(366)	204
	2,881	(5,231)	(501)
Deferred:			
Federal	(130)	2,406	320
State	59	(815)	(576)
Foreign	1,033	1,397	333
	962	2,988	77
	$ 3,843	$ (2,243)	$ (424)

The income tax expense, computed by applying the federal statutory tax rate to earnings before income taxes, differed from the provision (benefit) for income taxes as follows:

	For the Year Ended December 31,		
	2002	2001	2000
Income taxes (benefit) at the federal statutory rate	$ 4,640	$ (1,786)	$ (308)
Foreign taxes at the statutory rate	(701)	3	537
Goodwill amortization, nondeductible	—	596	864
State income taxes, net	38	(492)	(162)
Foreign income not currently taxable	(1,070)	(864)	(1,130)
Other, net	936	300	(225)
Provisions (benefit) for income taxes	$ 3,843	$ (2,243)	$ (424)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2002	2001
Deferred tax liabilities:		
Accelerated depreciation and amortization	$ 10,981	$ 23,482
Federal effect of state income taxes	612	367
Deferred hedge gain	322	—
Total deferred tax liabilities	11,915	23,849
Deferred tax assets:		
State net operating loss carryforwards	2,608	2,774
Tax credit carryforwards	2,403	2,798
Expenses not currently deductible	1,720	4,446
Foreign deferred tax assets	914	—
Deferred hedge loss	—	2,883
Total deferred tax assets	7,645	12,901
Valuation allowance	(3,258)	(1,330)
Net deferred tax assets	4,387	11,571
Net deferred tax liability	$ 7,528	$ 12,278

At December 31, 2002 and 2001, the Company had a $3,258,000 and $1,330,000 valuation allowance, respectively, to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The valuation allowance relates to the Company's potential inability to utilize state recycling credits and foreign net operating loss carryforwards.

At December 31, 2002, the Company had approximately $3,432,000 of unused net operating loss carryforwards for foreign tax purposes, which do not expire, $1,020,000 of foreign net operating loss carryforwards that expire in 2013, and had approximately $39,324,000 for state purposes, which expire from 2004 to 2022. At December 31, 2002, the Company had $2,403,000 of unused state tax credit carryforwards, $634,000 of which expire from 2005 to 2019, and $1,769,000 of which do not expire. At December 31, 2002 and 2001, the Company had a $1,318,000 payable and a $3,994,000 receivable for U.S. federal income tax, respectively.

Undistributed earnings of the Company's non-U.S. investment in a joint venture amounted to approximately $5,058,000 at December 31, 2002. These earnings are considered permanently reinvested and, accordingly, no additional U.S. income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practicable.

NOTE G – LONG-TERM DEBT

Long-term debt is summarized as follows:

	December 31,	
	2002	2001
Revolving credit loans	$ 94,000	$ 110,500
7.65% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1996 Series, Due May 1, 2016	5,702	5,699
7.45% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1997 Series, Due May 1, 2022	4,600	4,600
6.00% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1998 Series, Due May 1, 2023	4,100	4,100
Other	223	490
Subtotal	108,625	125,389
Less current maturities	94,075	75
Total	$ 14,550	$ 125,314

As of December 31, 2002, the Company had $94,000,000 of indebtedness outstanding under the Credit Agreement and had $63,050,000 available for borrowing. However, based on terms of the agreement, only $25,000,000 may be borrowed. At December 31, 2002, the Company had standby letters of credit outstanding with several banks in the aggregate amount of $3,305,000. In 2003, the current terms of certain financial covenants under the Credit Agreement become more restrictive. The allowable total debt to EBITDA ratio at December 31, 2002 was a 4.0 to 1.0 ratio. The Company was in compliance with this ratio requirement as of December 31, 2002. At March 31, 2003 the required total debt to EBITDA ratio will lower to 3.0 to 1.0. It is possible that the Company will not be able to meet this more stringent covenant and that the Company will be required to request a waiver for such non-compliance.

The Company uses its senior revolving credit facility to provide funding for its short-term liquidity requirements and for letters of credit. The average amount of borrowings outstanding under the Credit Agreement during 2002 was approximately $113,521,000. The average interest rate on loans outstanding under the Credit Agreement during 2002 was approximately 5.09% per annum. The Credit Agreement expires on December 31, 2003.

The fair value of the Company's outstanding indebtedness under the Credit Agreement approximates its carrying value due to its floating rate and relatively short maturity. The fair value of the Company's fixed rate Revenue Bonds based on discounted cash flows and incremental borrowing rates totals approximately $18,561,000.

On April 26, 2002, the Company amended the terms of its Second Amended and Restated Credit Agreement (the "Credit Agreement"), which contains the terms of the Company's revolving credit facility. The Fourth Amendment to the Credit Agreement added new provisions to and modified existing provisions of the Credit Agreement, principally to reclassify the Company's existing subsidiaries, and certain foreign subsidiaries which may be formed, as "unrestricted subsidiaries." Revenues and earnings from these unrestricted subsidiaries will generally not be included in calculating the Company's compliance with certain financial covenants under the Credit Agreement (except to the extent that certain cash distributions are received by the Company or its restricted subsidiaries).

The maximum amount under the Credit Agreement which the Company can borrow under the facility is $160,000,000. The Company is required to prepay the facility from the proceeds of certain debt or equity financings; the facility indebtedness must be reduced by an amount equal to 100% of the proceeds from any permitted debt issuance, and 25% of the proceeds from any equity offering.

The Credit Agreement also imposes on the Company: (i) prohibitions against incurring certain indebtedness, (ii) limitations on dividends on and repurchases of shares of capital stock and (iii) limitations on capital expenditures, investments and acquisitions. Further, the Credit Agreement requires the Company to reimburse the lenders for certain increased costs that they incur in carrying these loans as a result of any change in law and for any reduced returns with respect to these loans due to any change in capital requirements. Funding of acquisitions by the Company will be permitted from future equity offerings, so long as 25% of the proceeds from the equity offering are applied to reduce the credit facility. Cash dividends on and cash repurchases of the Company's capital stock will be prohibited until such time as the Company's total debt to EBITDA ratio falls below 3.0 to 1.0, at which time the Company will be permitted to pay up to $8,000,000 in dividends or for stock repurchases in each year so long as it remains in compliance with this ratio, and so long as no default or event of default has occurred and is continuing or would result. Excluded from the Credit Agreement's prohibition on reacquiring shares are shares surrendered to the Company in payment of the exercise price of stock options or withholding obligations arising from the exercise of stock options. Domestic capital expenditures for the Company are limited to $15 million per annum for maintenance and replacement of existing assets and for new assets deemed necessary for the health and safety of its employees or as required by law.

The indebtedness under the Credit Agreement is currently secured by substantially all of the Company's personal property (except for accounts receivables and certain related assets subject to the Company's Receivables Sale Facility), and first lien mortgages on substantially all of the Company's domestic operating facilities, plus a pledge of the capital stock of substantially all of the Company's subsidiaries.

If the Company's Receivables Sale Facility commitment terminates or its availability terminates, or if the total amount of the commitment or availability under the Receivables Sale Facility is reduced by an amount greater than 30% of its availability or commitment as of October 26, 2001, then any such event will be an event of default under the Credit Agreement.

Because the Company's revolving credit facility and its Receivables Sales Facility both expire in the fourth quarter of 2003, Company management is exploring various options to restructure its current financing arrangements and currently expects to complete this process by the end of the third quarter of 2003. While no assurances can be made, management believes the Company will be successful in negotiating a replacement or replacements for its existing credit facilities. The replacement of these existing facilities is, however, expected to increase the Company's overall borrowing costs for 2003.

The Company believes that its cash on hand, the receivables sales facility, the availability of funds from various financing sources and the Company's anticipated internally generated funds will be sufficient to fund its operational needs during 2003. As noted above, the present terms of the Company's credit facilities may impose constraints on funding the Company's growth plans. During 2003, the current terms of the revolving credit facility impose more stringent financial covenants on the Company. If new or additional sources of financing prove not to be available, or not available on terms advantageous to the Company, then the Company may have to curtail its growth and expansion plans until economic or credit market conditions improve, and resort to alternative means to retire its outstanding credit facility indebtedness, including sales of assets or equity securities.

Scheduled maturities of long-term debt subsequent to December 31, 2002 are as follows:

2003	$ 94,075
2004	30
2005	30
2006	88
After 2007	14,402
Subtotal	108,625
Less current maturities of long-term debt	94,075
Total	$ 14,550

NOTE H – NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2002	2001	2000
Numerators for basic and diluted earnings (loss) per share:			
Net earnings (loss) before cumulative effect of accounting change	$ 6,864	$ (2,722)	$ 283
Cumulative effect of accounting change	(58,730)	—	—
Net earnings (loss)	$ (51,866)	$ (2,722)	$ 283
Denominator:			
Denominator for basic earnings (loss) per share -- weighted average shares	14,547,826	14,978,120	15,353,383
Dilutive potential common shares -- stock options	107,212	—	4,204
Dilutive potential common shares -- equity forward	—	—	78,861
Denominator for diluted earnings (loss) per share	14,655,038	14,978,120	15,436,448
Net earnings (loss) per share:			
Basic before cumulative effect of accounting change	$ 0.47	$ (0.18)	$ 0.02
Basic after cumulative effect	$ (3.57)	$ (0.18)	$ 0.02
Dilutive before cumulative effect	$ 0.47	$ (0.18)	$ 0.02
Dilutive after cumulative effect	$ (3.54)	$ (0.18)	$ 0.02

The following stock options were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive, as the options' exercise price was greater than the average market price of the common stock:

	2002	2001	2000
Anti-dilutive stock options as of December 31	1,798,890	1,321,022	2,182,388

NOTE I – EMPLOYEE BENEFIT PLANS

The Company's profit-sharing retirement plan covers most of its employees who meet defined service requirements. Contributions are determined annually by the Board of Directors and may be as much as 15% of covered salaries. Contributions for 2002 and 2001 were $1,778,000, and $412,000, respectively. There were no contributions made for 2000.

Subject to certain dollar limits, employees may contribute a percentage of their salaries to this plan, and the Company matches a portion of the employees' contributions. The Company's match of employee contributions totaled $1,361,000, $907,000 and $1,053,000 for 2002, 2001 and 2000, respectively.

Effective July 1, 1999, the Company adopted a qualified, non-compensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a six-month period. The purchase price is equal to 85% of the fair market value of the common stock on either the first or last day of the offering period, whichever is lower. Purchases under the plan are limited to 15% of an employee's eligible compensation. A total of 800,000 shares are available for purchase under the plan. The Company issued 29,902, 60,134 and 83,154 shares under the plan in 2002, 2001 and 2000, respectively.

NOTE J – STOCKHOLDERS' EQUITY

In 1990, the Company adopted an Amended and Restated Stock Option Plan. This plan expired in 1997, and no further grants of options may be made under the plan. This plan provided for the granting of nonqualified and incentive stock options. The number of shares of common stock authorized for issuance under the plan was 1,200,000 shares. Options granted under the plan had various vesting periods and are exercisable for a period of 10 years from the date of grant, although options may expire earlier because of termination of employment.

In 1992, the Company adopted the 1992 Stock Option Plan, which provides for the granting of nonqualified and incentive stock options to employees, officers, consultants and non-employee members of the Board of Directors. This plan expired in December 2002, and no further grants of options may be made under the plan.

In 1996, the Company adopted the Annual Incentive Program, which provided certain of the Company's key employees with annual incentive compensation tied to the achievement of pre-established and objective performance goals. This plan provides for the granting of stock options to key management employees on a discretionary basis. Nonqualified and incentive stock options may be granted. Options granted to employees under this plan have various vesting periods. Annually, non-employee directors will be granted nonqualified stock options exercisable after six months from the date of grant, equal to the number of shares determined by dividing the annual retainer fee amount by the fair market value of a share of common stock as of the date of grant. All options granted under this plan, once vested, are exercisable for a period of up to 10 years from the date of grant, although options may expire earlier because of termination of employment or service.

The 1992 Stock Option Plan and the 1996 Annual Incentive Program allow for the payment of all or a portion of the exercise price and tax withholding obligations in shares of the Company's common stock delivered and/or withheld. Such payment or withholding will be valued at fair market value as of the date of exercise. Participants making use of this feature will automatically be granted a reload stock option to purchase a number of shares equal to the number of shares delivered and/or withheld. When a reload stock option is granted, a portion of the shares issued to the participant will be designated as restricted stock for a period of five years, although the restriction may be removed earlier under certain circumstances. Reload stock options have an exercise price equal to the fair market value as of the date of exercise of the original options and will expire on the same date as the original options.

In March 1998, the Company adopted the Executive Option Exercise Loan Program in order to encourage option exercises and share retention by management employees holding certain options under the Company's Amended and Restated Stock Option Plan and to provide such management employees with a long-term capital accumulation opportunity. This program provides loans to permit the exercise of certain Company stock options under the Amended and Restated Stock Option Plan and to pay federal and state taxes realized upon such exercises. Under this loan program 35,000 and 196,800 shares were exercised in 1999 and 1998, respectively. As of January 1, 2002, the Company had extended $2,266,000 in executive loans to these individuals ($1,624,000 of which represented a reduction to additional paid-in capital and $642,000 of which was included in other long-term assets).

The terms of the Executive Option Exercise Loan Program provided that the loans extended could be repaid in shares of the Company's common stock, so long as the Compensation Committee of the Company's Board of Directors approved that repayment method. In May 2002, following approval of the Compensation Committee, substantially all of the outstanding loans and accrued interest under the program were repaid by the participants surrendering 205,439 shares of common stock held by the Company as collateral for the loans. The shares surrendered to the Company were valued as of the date of transfer (May 9, 2002) at $2,321,461, based upon the closing price per share on the New York Stock Exchange on that date ($11.30 per share). In December 2002, the remaining outstanding loans and accrued interest, held by executive officers, were repaid in accordance with the terms of the Program by a participant surrendering 9,001 shares of common stock. The shares surrendered to the Company were valued as of the date of transfer (December 12, 2002) at $74,798, based upon the closing price per share on the New York Stock Exchange on that date ($8.31 per share).

Under a share purchase program previously approved by the Board of Directors, during 2000, the Company spent $9,120,000 to repurchase a total of 788,900 shares. In May 2000, the Company entered into a forward share contract, which was settled in May 2001. The forward share contract was concluded when the Company purchased 644,500 of the Company's shares from a financial institution at an average price of $7.67 for a total consideration of $4,966,000.

In October 2000 and February 2001, the Company awarded a total of 650,000 shares of restricted Common Stock of the Company to certain officers. The restricted stock grants were made pursuant to the terms of the officers' Employment Agreements. In October 2002, the Company awarded an additional 200,000 shares of restricted common stock to an officer. These shares cannot be transferred or pledged and are subject to forfeiture if the officers' employment with the Company terminates under certain circumstances before the restriction period for the award expires. The restrictions lapse October 12, 2007 on 400,000 shares and October 16, 2009 on 200,000 shares or upon the death, disability, termination "without cause," or resignation for "good reason," or upon a "change in control" of the Company (as those terms are defined under the Employment Agreement of the officer), if earlier. The remaining awards of 250,000 shares cliff vest on the second anniversary of the date of a "change in control" of the Company as defined in the Employment Agreements of the officers. These shares are not included in the calculation of earnings per share.

Transactions under the option plans are as follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding Jan. 1	1,864,387	$ 11.41	2,208,799	$ 14.40	2,342,028	$ 14.56
Options granted	683,700	$ 8.18	533,500	$ 5.53	26,711	$ 4.56
Options exercised	(29,549)	$ 4.70	—	$ —	—	$ —
Options canceled	(199,038)	$ 12.47	(877,912)	$ 15.35	(159,940)	$ 15.00
Options outstanding Dec. 31	2,319,500	$ 10.45	1,864,387	$ 11.41	2,208,799	$ 14.40
Options exercisable Dec. 31	1,369,640	$ 12.67	1,346,976	$ 13.51	1,881,050	$ 14.82

Information related to options outstanding at December 31, 2002, is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$4.39 - $4.75	208,910	8.1	$ 4.39	63,526	$ 4.40
$4.75 - $7.13	311,700	9.0	$ 6.30	124,924	$ 6.29
$7.13 - $9.50	625,700	9.9	$ 8.21	8,000	$ 8.87
$9.50 - $11.88	144,160	6.9	$10.93	144,160	$10.93
$11.88 - $14.25	736,525	4.2	$13.11	736,525	$13.11
$14.25 - $16.63	237,742	4.6	$15.84	237,742	$15.84
$16.63 - $19.00	3,890	2.5	$17.13	3,890	$17.13
$19.00 - $21.38	—	0.0	—	—	—
$21.38 - $23.75	50,873	2.9	$22.76	50,873	$22.76
	2,319,500			1,369,640	

NOTE K – IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS

Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142 and annually thereafter. The Company will perform its annual impairment review as of December 31 of each year. No further impairment is indicated based upon this review which was completed in January 2003.

Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In connection with its adoption of SFAS 142, the Company engaged a third-party valuation firm to estimate the fair value of the Company's reporting units. The valuation firm used a discounted cash flow model to determine the fair value of the Company's reporting units with a discount rate based on a risk-adjusted weighted average cost of capital for each unit. Because the fair value of the Company's reporting units, as determined by the valuation firm, was less than the carrying value of the reporting unit net assets, the Company performed the second step of the impairment test required by SFAS 142 and determined that an impairment charge was required for each reporting unit. The cumulative effect adjustment recognized as a result of the impairment charge was $58,730,000 (after tax), consisting of write-offs for the impairment of goodwill in the aluminum and zinc segments.

The following table sets forth a reconciliation of net income (loss) before cumulative effect of the accounting change and pro forma net income (loss) before cumulative effect of the accounting change per share for the two years ended December 31, 2001 as though SFAS No. 142 had been in effect at the beginning of fiscal 2000:

	Net Income For the year ended December 31,		Diluted EPS For the year ended December 31,	
	2001	2000	2001	2000
Net income (loss)	$ (2,722)	$ 283	$ (0.18)	$ 0.02
Add: Goodwill amortization, net of tax	3,721	4,096	0.25	0.27
Pro forma net income, excluding goodwill amortization in 2001 and 2000	$ 999	$4,379	$ 0.07	$ 0.29

The amount of the SFAS No. 142 goodwill impairment charge primarily reflected the decline in the Company's stock price over the last several years. This decline was the result of several unforeseen factors which included increased competition in the specification alloys business, increases in the supply of zinc over the past several years which has led to severe price declines in the selling prices for zinc, and energy related closures caused by drought conditions in the U.S. Pacific Northwest which has caused capacity reductions for some of the Company's major customers.

Changes to goodwill during the year ended December 31, 2002, including the effects of adopting these new accounting standards, follow:

	Goodwill
Balance at December 31, 2001, net of accumulated amortization	$115,562
Acquisition of Recipar	1,120
Other acquisitions	250
Write-off of goodwill recognized in cumulative effect adjustment	(65,862)
Translation and other adjustments during the period	48
Balance at December 31, 2002, net of accumulated amortization	$ 51,118

The following table presents goodwill and the related effect of the SFAS 142 write-down by segment:

	Aluminum Segment	Zinc Segment
Goodwill balance at December 31, 2001, net of accumulated amortization	$70,185	$45,377
Acquisition of Recipar	1,120	—
Other acquisitions	—	250
Write-off of goodwill recognized in cumulative effect adjustment	(42,237)	(23,625)
Translation and other adjustments during the period	121	(73)
Balance at December 31, 2002, net of accumulated amortization	$29,189	$21,929

NOTE L – OPERATIONS

The Company leases various types of equipment and property, primarily the equipment utilized in its operations of the various plant locations and its headquarters facility. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002, were:

	Operating Leases
2003	$ 2,286
2004	1,820
2005	1,395
2006	1,300
2007	231
2008 and subsequent	201
	$ 7,233

Rent expense was $3,986,000, $3,657,000 and $4,233,000 in 2002, 2001 and 2000, respectively.

The Company's operations, like those of other basic industries, are subject to federal, state, local and foreign laws, regulations and ordinances. These laws and regulations (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (2) impose liability for costs of cleaning up, and certain damages resulting from past spills, disposals or other releases of hazardous substances. It can be anticipated that more rigorous environmental laws will be enacted that could require the Company to make substantial expenditures in addition to those described herein.

From time to time, operations of the Company have resulted, or may result, in certain noncompliance with applicable requirements under environmental laws. However, the Company believes that any such non-compliance under such environmental laws would not have a material adverse effect on the Company's financial position or results of operations.

It is common in long-term processing agreements for the Company to agree to indemnify customers for tort liabilities that arise out of or relate to the processing of their material. Additionally, the Company typically indemnifies such parties for certain environmental liabilities that arise out of or relate to the processing of their material.

In 1997, the Illinois Environmental Protection Agency ("IEPA") notified the Company that two of the Company's zinc subsidiaries are potentially responsible parties ("PRP") pursuant to the Illinois Environmental Protection Act for the cleanup of contamination at a site in Marion County, Illinois to which these subsidiaries, among others, in the past sent zinc oxide for processing and resale. These subsidiaries have joined a group of PRPs that are planning to negotiate with the IEPA regarding the cleanup of the site. The site has not been fully investigated and final cleanup costs have not yet been determined.

On February 15, 2001, the State of Michigan filed a lawsuit against the Company in the State Circuit Court for the 30th District, Ingham County, Michigan. The lawsuit arises out of disputes between the Company's Alchem Aluminum Inc. subsidiary and Michigan environmental authorities concerning air emission control permits at the subsidiary's specification aluminum alloy production facility in Coldwater, Michigan. The plaintiffs claim injunctive relief and penalties for alleged non-compliance with and violations of federal and state environmental laws. The suit seeks compliance by the Company as well as potentially substantial monetary penalties. The Company believes it has meritorious defenses to the claims and plans a vigorous defense. Negotiations with the state have begun and at this time, the Company is not able to determine the amount of damages, if any, it may incur.

On April 27, 2001, the U.S. Environmental Protection Agency, Region V, issued to the Company a Notice of Violation ("NOV") alleging violations of the federal Clean Air Act, primarily for violations of the Michigan State Implementation Plan at the Company's Coldwater facilities. The NOV addresses the same instances of alleged noncompliance raised in the State of Michigan lawsuit, alleging that the Company purportedly failed to obtain appropriate preconstruction air quality permits prior to conducting modifications to the Alchem production facilities and exceeded permitted emission levels from the two Company facilities located in Coldwater. In September 2001, the Company filed its response with Region V of the Environmental Protection Agency. The Company believes that the federal action mirrors the state action. Therefore, resolution of the federal case depends upon the resolution of the state's case.

The Company was a defendant in a personal injury case in state court in Missouri. In August 2001, the trial court entered a final judgment against the Company for $4,000,000. On January 10, 2003, the Company posted a security bond of approximately $4,223,000. The Company is also currently involved in litigation with certain of its former insurance carriers and brokers with regards to its ultimate liability in this matter, and management currently believes that the Company will be reimbursed (subject to deductible limitations) for its losses as to this matter.

The Company is also a party from time to time to what it believes is routine litigation and proceedings considered part of the ordinary course of its business. The Company believes that the outcome of such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

NOTE M – SEGMENT INFORMATION

Description of the Types of Products and Services from which Each Reportable Segment Derives its Revenues:
The Company has two reportable segments: aluminum and zinc. The aluminum segment represents all of the Company's aluminum melting, processing, alloying, brokering and salt cake recovery activities, including investment in joint ventures. The Company delivers aluminum in molten and ingot form to aluminum producers, diecasters, extruders, steel and automotive companies and other aluminum customers in the packaging, construction and transportation industries. The Company's zinc segment represents all of the Company's zinc melting, processing and brokering activities. The Company sells zinc dust, oxides and metal to customers in the tire and rubber, industrial paint, specialty chemical, mining and steel galvanizing industries.

Measurement of Segment Profit or Loss and Segment Assets:
The accounting policies of the reportable segments are the same as those described in NOTE A. The Company evaluates perform-

ance based on gross profit or loss from operations, net of selling expenses. Provision for income taxes, interest, corporate general and administrative costs, including depreciation of corporate assets and amortization of capitalized debt costs, are not allocated to the reportable segments. Intersegment sales and transfers are recorded at market value; net profits on intersegment sales and transfers were immaterial for the periods presented. Consolidated cash, net capitalized debt costs, net current deferred tax assets and assets located at the Company's headquarters office in Irving, Texas are not allocated to the reportable segments.

Factors Management Used to Identify the Company's Reportable Segments:

The Company's reportable segments are business units that offer different types of metal products and services. The reportable segments are each managed separately, because they produce distinct products and services and sell to different types of customers.

Reportable Segment Information:

Selected reportable segment disclosures for the three years ended December 31, 2002 are as follows:

	Aluminum	Zinc	Totals
2002			
Revenues from external customers	$ 529,635	$ 157,533	$ 687,168
Segment income	$ 36,474	$ 3,677	$ 40,151
Depreciation and amortization expense	$ 18,929	$ 2,829	$ 21,758
Equity in earnings of affiliates	$ 2,403	—	$ 2,403
Segment assets	$ 232,943	$ 80,277	$ 313,220
Equity investments in joint ventures	$ 17,467	—	$ 17,467
Payments for plant and equipment	$ 16,761	$ 1,826	$ 18,587
2001			
Revenues from external customers	$ 511,245	$ 178,092	$ 689,337
Segment income (loss)	$ 29,498	$ (20)	$ 29,478
Depreciation and amortization expense	$ 21,611	$ 4,645	$ 26,256
Equity in earnings of affiliates	$ 3,131	—	$ 3,131
Segment assets	$ 250,825	$ 107,734	$ 358,559
Equity investments in joint ventures	$ 17,892	—	$ 17,892
Payments for plant and equipment	$ 7,808	$ 1,180	$ 8,988
2000			
Revenues from external customers	$ 598,759	$ 248,180	$ 846,939
Segment income	$ 24,687	$ 13,052	$ 37,739
Depreciation and amortization expense	$ 22,472	$ 4,913	$ 27,385
Equity in earnings of affiliates	$ 3,060	—	$ 3,060
Segment assets	$ 281,394	$ 106,088	$ 387,482
Equity investments in joint ventures	$ 15,249	—	$ 15,249
Payments for plant and equipment	$ 28,288	$ 6,582	$ 34,870

Reconciliations of total reportable segment disclosures to the Company's consolidated financial statements are as follows:

	2002	2001	2000
Profits			
Total profits for reportable segments	$ 40,151	$ 29,478	$ 37,739
Unallocated amounts:			
General and administrative expense	(17,988)	(19,777)	(18,966)
Interest expense	(9,727)	(11,038)	(17,490)
Fees on receivables sale	(1,698)	(3,372)	(1,082)
Interest and other income	530	70	210
Income (loss) before provision for income taxes, minority interests and cumulative effect of accounting change	$ 11,268	$ (4,639)	$ 411
Depreciation and Amortization Expense			
Total depreciation and amortization expense for reportable segments	$ 21,758	$ 26,256	$ 27,385
Other depreciation and amortization expense	1,888	2,941	2,323
Total consolidated depreciation and amortization expense	$ 23,646	$ 29,197	$ 29,708
Assets			
Total assets for reportable segments	$ 313,220	$ 358,559	$ 387,482
Other assets	38,190	48,395	46,189
Total consolidated assets	$ 351,410	$ 406,954	$ 433,671
Payments for Plant and Equipment			
Total payments for plant and equipment for reportable segments	$ 18,587	$ 8,988	$ 34,870
Other payments for plant and equipment	726	870	2,831
Total consolidated payments for plant and equipment	$ 19,313	$ 9,858	$ 37,701

Geographic Information:

The following table sets forth the geographic breakout of revenues (based on customer location) and property and equipment (net of accumulated depreciation):

	2002	2001	2000
Revenues			
Domestic	$ 628,360	$ 614,389	$ 719,863
Foreign	58,808	74,948	127,076
Consolidated total	$ 687,168	$ 689,337	$ 846,939
Property & Equipment			
Domestic	$ 162,550	$ 173,417	$ 187,041
Foreign	24,901	13,514	9,092
Consolidated total	$ 187,451	$ 186,931	$ 196,133

Aluminum shipments to customers located in Canada accounted for approximately 7%, 8% and 8% of consolidated revenues for 2002, 2001 and 2000, respectively. Substantially all of the Company's foreign property and equipment are located at the Company's aluminum facilities in Swansea, Wales, Monterrey, Mexico and Pindamonhangaba, Brazil. Earnings from foreign operations, before interest income and expense, and before provision for income taxes, minority interest and extraordinary items, including foreign joint ventures, for the fiscal years ending 2002, 2001 and 2000 amounted to $1,207,000, $3,663,000 and $4,854,000, respectively.

Major Customers:
During 2001 and 2000, no single customer accounted for more than 10% of consolidated revenues. In 2002, one customer accounted for approximately 11% of the Company's consolidated revenues.

NOTE N – VAW-IMCO

The Company owns a 50% interest in an aluminum recycling joint venture in Germany, VAW-IMCO Guß und Recycling GmbH ("VAW-IMCO"). At December 31, 2002, 2001 and 2000, the Company's equity in the net income of VAW-IMCO is stated at $2,181,000, $3,057,000 and $2,704,000, respectively, for the years then ended. The following table represents the condensed balance sheets and income statements of VAW-IMCO:

	2002	2001	2000
Assets			
Current assets	$ 73,927	$ 55,351	$ 57,075
Long-term assets	30,204	28,224	28,220
	$ 104,131	$ 83,575	$ 85,295
Liabilities			
Current liabilities	$ 54,810	$ 22,731	$ 25,680
Long-term liabilities	14,927	30,669	31,470
Total stockholders' equity	34,394	30,175	28,145
	$ 104,131	$ 83,575	$ 85,295
Revenues	$ 271,970	$ 225,352	$ 214,625
Gross Profit	$ 23,071	$ 21,701	$ 19,744
Net Income	$ 4,736	$ 6,010	$ 5,646

The Company is a 50% joint venture shareholder in VAW-IMCO; VAW aluminium AG has been the other 50% shareholder. On March 15, 2002, Norsk Hydro ASA, a Norwegian oil and energy, aluminum and fertilizer company, announced that it had completed the purchase of VAW aluminium from its parent company. Under the terms of the joint venture agreement and VAW-IMCO's organizational documents, upon a change of control of one shareholder, the remaining shareholder may, if certain conditions are met, elect to cause VAW-IMCO to redeem the shares held by the shareholder that experienced the change in control. The redemption price, which is to be paid out in five equal annual installments (plus interest) from current funds and future cash flows of VAW-IMCO, is to be determined by an evaluation conducted under a standard issued by the Institute of German Certified Public Accountants, with both shareholders having the right to commission an auditing firm to perform their own evaluation.

On June 19, 2002, the Company announced that it had begun the process through which it would obtain 100% ownership of VAW-IMCO by exercising its right to elect to cause the joint venture to redeem the interest owned by VAW aluminium (now Hydro Aluminum Deutschland GmbH). The valuation process to determine the redemption price commenced in the summer of 2002, and management currently estimates that the redemption will occur sometime during the first half of 2003. The results of operation of VAW-IMCO would then be consolidated with the Company's consolidated results of operation. However, until the evaluation is concluded, the results of operation of VAW-IMCO will continue to be reflected in the Company's financial statements under the equity method of accounting.

NOTE O – RELATED PARTY TRANSACTION

In July 2000, the Company entered into an agreement with one of the Company's former executive officers and his brother, both former stockholders of the Company's U.S. Zinc Corporation subsidiary, under which the Company sold real property for $2,450,000 in exchange for cash and a secured promissory note. The Company believed the sale price of the property was equivalent to sale prices of comparable properties in the area. The $2,440,000 note was paid in full by the purchasers, and the mortgage has been released.

NOTE P – QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]	Total Year
2002:					
Revenues	$ 157,901	$ 180,509	$ 180,866	$ 167,892	$ 687,168
Gross profits	$ 8,589	$ 13,972	$ 13,375	$ 10,536	$ 46,472
Earnings before accounting change	$ 382	$ 2,534	$ 2,493	$ 1,455	$ 6,864
Cumulative effect of accounting change (after tax benefit of $7,132)	$ (58,730)	—	—	—	$ (58,730)
Net earnings (loss)	$ (58,348)	$ 2,534	$ 2,493	$ 1,455	$ (51,866)
Net earnings (loss) per common share:					
Basic before cumulative effect	$ 0.03	$ 0.17	$ 0.17	$ 0.10	$ 0.47
Basic after cumulative effect	$ (3.98)	$ 0.17	$ 0.17	$ 0.10	$ (3.57)
Dilutive before cumulative effect	$ 0.03	$ 0.17	$ 0.17	$ 0.10	$ 0.47
Dilutive after cumulative effect	$ (3.95)	$ 0.17	$ 0.17	$ 0.10	$ (3.54)
2001:					
Revenues	$ 187,352	$ 177,496	$ 166,712	$ 157,777	$ 689,337
Gross profits	$ 7,856	$ 11,145	$ 9,831	$ 4,492	$ 33,324
Net earnings (loss)	$ (367)	$ 918	$ 155	$ (3,428)	$ (2,722)
Net earnings (loss) per common share:					
Basic	$ (0.02)	$ 0.06	$ 0.01	$ (0.23)	$ (0.18)
Diluted	$ (0.02)	$ 0.06	$ 0.01	$ (0.23)	$ (0.18)

[1]During the fourth quarter of 2001, the Company recorded a loss of approximately $3,400,000, which included a $2,600,000 charge reflecting primarily an increase in the reserve for doubtful accounts related to customer bankruptcies, and the closing of a zinc brokerage office in Germany.

Reports of Management and Independent Auditors

To the Stockholders:

The management of IMCO Recycling Inc. has prepared the financial statements and other financial information in this annual report and is responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management.

The Company has established and maintains a system of internal financial controls which provide reasonable assurance that its assets are safeguarded against losses from unauthorized use or disposition and that financial records are reliable for use in preparing financial statements.

The Board of Directors oversees the Company's system of internal financial controls primarily through its Audit Committee, which is comprised of directors who are not employees. The Board of Directors, upon recommendation of the Audit Committee, selects the independent auditors subject to ratification by the stockholders. The Audit Committee meets periodically with representatives of management, Ernst & Young LLP and the Company's Vice President, Internal Audit to assure that each is properly discharging its responsibilities.

The financial statements have been reviewed by the Audit Committee and, together with the other required information in this annual report, approved by the Board of Directors. In addition, the financial statements have been audited by Ernst & Young LLP, whose report is provided below.

February 4, 2003

Don V. Ingram
Chairman and Chief
Executive Officer

Paul V. Dufour
Executive Vice President
and Chief Financial Officer

To the Stockholders and Board of Directors IMCO Recycling Inc.

We have audited the accompanying consolidated balance sheets of IMCO Recycling Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of VAW-IMCO Guß und Recycling GmbH (VAW-IMCO), (a corporation in which the Company has a 50% interest), as of December 31, 2001 and for the two years ended December 31, 2001, have been audited by other auditors whose report has been furnished to us; in so far as our opinion on the Company's consolidated financial statements for December 31, 2001 and for the two years then ended relates to data included for VAW-IMCO, it is based solely on their report. In the consolidated financial statements, the Company's investment in VAW-IMCO is stated at $17,747,000 and $15,179,000 respectively, as of December 31, 2001 and 2000, respectively, and the Company's equity in the net income of VAW-IMCO is stated at $3,057,000 and $2,704,000 for the respective years then ended.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors as discussed above, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMCO Recycling Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note K of the Notes to Consolidated Financial Statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangibles as required by the Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Dallas, Texas
January 28, 2003

Board of Directors

(As of March 14, 2003)

James C. Cooksey (54)
Chief Executive Officer,
Jackson & Cooksey, corporate
real estate advisory services.
Director since 2002

John E. Grimes (62)
Retired President and General
Manager, Enterprise Rent A Car,
Dallas/Fort Worth.
Director since 2001

Don V. Ingram (67)
Chairman and Chief Executive
Officer.
Director since 1988

Dale V. Kesler (60)
Retired Partner,
Arthur Andersen.
Director since 2002

Don Navarro (58)
Owner and President,
The Navarro Group, business
management and related services.
Director since 1986

Hugh G. Robinson (70)
Chairman and Chief
Executive Officer,
The Tetra Group, construction
management firm.
Director since 1999

Corporate Officers

(As of March 14, 2003)

Don V. Ingram (67)
Chairman and Chief
Executive Officer

Richard L. Kerr (60)
Executive Vice President,
President, Aluminum Operations

Paul V. Dufour (63)
Executive Vice President,
Secretary and Chief
Financial Officer

W. Lane Pennington (47)
Executive Vice President,
President, International

J. Tomas Barrett (49)
Senior Vice President,
Assistant Chief Financial Officer

Robert R. Holian (50)
Senior Vice President,
Controller and Chief
Accounting Officer

James B. Walburg (49)
Senior Vice President,
Finance and Administration
and Treasurer

Board Committees

The Audit Committee
Reviews the performance of the independent public accountants, reviews and makes recommendations regarding audit plans, audit results and findings of the independent accountants and internal auditors.
John E. Grimes
James C. Cooksey
Dale V. Kesler (Chairman)

The Compensation Committee
Determines the compensation for IMCO Recycling officers and performs other specified functions under company compensation plans.
James C. Cooksey
John E. Grimes
Hugh G. Robinson (Chairman)

The Committee on Directors
Reviews the performance of directors and qualifications of nominees proposed for election to the board and makes recommendations to the board with regard to nominations.
Don V. Ingram
Hugh G. Robinson
Don Navarro (Chairman)

The Environmental Committee
Determines environmental policies, reviews environmental audits and monitors compliance with appropriate regulations.
Don Navarro
Don V. Ingram (Chairman)

ALUMINUM MANAGEMENT

Operations

William E. Hoag
Senior Vice President,
Aluminum Operations

Gary C. Barnett
Vice President, Operations
Specification Alloys

Mark A. Mantooth
Manager, Recycling Operations

Dr. Ray D. Peterson
Vice President, Process
Technology

Steven K. Curreri
Director, Corporate
Environmental Affairs

Commercial

Joseph M. Byers
Senior Vice President,
Aluminum Commercial

Thomas W. Rogers
Senior Vice President,
Marketing, Recycling

David C. Rosenblum
Vice President,
Metal Management

Edward C. Wingenbach
Vice President, Alloy Sales

ZINC MANAGEMENT

Barry K. Hamilton
President, U.S. Zinc Corporation

Shane C. Bradley
President, Gulf Reduction
Corporation

Larry L. Parkinson
President, Interamerican Zinc, Inc.

Edwin A. Schlotzhauer
President, Metalchem, Inc.

INTERNATIONAL

IMCO Recycling (U.K.) Ltd.

Richard S. Slade
Plant Manager

VAW-IMCO Guß und Recycling GmbH

Dieter Koch
Managing Director

Roland Scharf-Bergmann
Managing Director

IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V.

C. Lee Newton
President

IMCO Reciclagem de Materiais Indústria e Comércio Ltda

Osmar Marinho
General Manager

STAFF MANAGEMENT

Mark J. Dolenuck
Assistant Corporate Controller

Jeffrey B. Holder
Vice President, Information
Technology

Jeffrey R. Hyde
Director, Treasury
Assistant Treasurer

James A. Madden
Director, Human Resources
and Labor Relations

Jeffrey S. Mecom
Director, Legal
Assistant Secretary

Paul F. Minders
Vice President, Internal Audit

Teresa R. Tan
Vice President, Tax

Michael Woods
Director, Credit Management

Selected Financial Information

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share, stockholder and employee data)

For the Year Ended December 31,	2002	2001	2000	1999
Operating Results				
Revenues	$ 687,168	$ 689,337	$ 846,939	$ 764,831
Earnings (loss) before taxes, minority interests and extraordinary items	11,268	(4,639)	411	32,304
Provision (benefit) for income taxes	3,843	(2,243)	(424)[2]	11,162
Minority interests	561	326	552	346
Earnings (loss) before extraordinary items	6,864	(2,722)	283[2]	20,796
Extraordinary items, net	(58,730)[1]	—	—	—
Net earnings (loss)	$ (51,866)	$ (2,722)	$ 283[2]	$ 20,796
Common Share Data				
Earnings (loss) per common share:				
Basic:				
Earnings (loss) before extraordinary items	$ 0.47	$ (0.18)	$ 0.02[2]	$ 1.26
Extraordinary items	(4.04)[1]	—	—	—
Net earnings (loss)	$ (3.57)[1]	$ (0.18)	$ 0.02[2]	$ 1.26
Diluted:				
Earnings (loss) before extraordinary items	$ 0.47	$ (0.18)	$ 0.02[2]	$ 1.26
Extraordinary items	(4.01)[1]	—	—	—
Net earnings (loss)	$ (3.54)[1]	$ (0.18)	$ 0.02[2]	$ 1.26
Shares used in calculation				
Basic	14,548	14,978	15,353	16,448
Diluted	14,655	14,978	15,436	16,555
Common dividends declared	—	—	$ 0.24	$ 0.24
Book value per share	$ 8.06	$ 11.54	$ 11.86	$ 12.21
Operating Data				
Processing Volume (millions of pounds)				
Aluminum	2,302.6	2,339.0	2,579.9	2,575.3
Zinc	233.4	215.0	276.7	257.7
Total	2,536.0	2,554.0	2,856.6	2,833.0
Total consolidated capacity (millions of pounds)	3,210	3,160	3,225	3,020
Percent tolled	59%	63%	57%	61%
Financial Position				
Working capital	$(107,095)	$ (749)	$ (24)	$ 106,496
Property and equipment, net	$ 187,451	$ 186,931	$ 196,133	$ 189,987
Investments in joint ventures	$ 17,467	$ 17,892	$ 15,249	$ 13,901
Intangible and other assets, net	$ 55,821	$ 121,598	$ 125,552	$ 124,450
Total assets	$ 351,410	$ 406,954	$ 433,671	$ 543,637
Long-term debt	$ 14,550	$ 125,314	$ 128,786	$ 214,993
Deferred income taxes and other long-term liabilities	$ 22,230	$ 31,465	$ 26,267	$ 24,185
Stockholders' equity	$ 116,864	$ 168,893	$ 181,857	$ 195,656
Other Statistics				
Capital spending	$ 19,313	$ 9,858	$ 37,701	$ 30,856
Acquisition of businesses	$ 604	$ 4,823	—	$ 21,480
Depreciation and amortization	$ 23,646	$ 29,197	$ 29,708	$ 27,038
Year-end P/E ratio	17.3	NM	NM	10.0
Effective tax rate	NM	NM	NM	34.6%
Return on average capital	NM	NM	NM	5.4%
Return on average equity	NM	NM	NM	10.9%
Current ratio	0.5	1.0	1.0	2.0
Long-term debt to total capital	NM	42.6%	41.4%	52.4%
Number of employees	1,627	1,529	1,755	1,960
Number of stockholders of record	384	427	454	459

NM - Not meaningful

(1) The $58,730 charge ($4.01 per diluted share) in 2002 resulted from the adoption of a required accouting standard, (SFAS No. 142 – "Accounting for Goodwill and Other Intangibles"). The $1,318 charge in 1997 resulted from the early extinguishment of debt.

(2) Includes $3,798 ($5,588 before tax) or $.25 per share for the write-down of assets and related costs.

(3) Includes charges aggregating $2,710 or $.23 per diluted share resulting from management's decision to shut down a plant and to accelerate the closing of a company-owned landfill.

	1998	1997	1996	1995	1994	1993	1992
	$ 562,093	$ 337,377	$ 210,871	$ 141,167	$ 101,116	$ 74,216	$ 60,223
	31,143	23,506	10,852[3]	20,363	13,703	11,143	9,761
	11,275	9,086	4,132	7,893	5,232	3,121	2,286
	278	293	—	—	—	—	—
	19,590	14,127	6,720[3]	12,470	8,471	8,022	7,475
	—	(1,318)[1]	—	—	—	—	—
	$ 19,590	$ 12,809	$ 6,720[3]	$ 12,470	$ 8,471	$ 8,022	$ 7,475
	$ 1.18	$ 1.08	$ 0.57[3]	$ 1.08	$ 0.75	$ 0.72	$ 0.69
	—	(0.10)[1]	—	—	—	—	—
	$ 1.18	$ 0.98	$ 0.57[3]	$ 1.08	$ 0.75	$ 0.72	$ 0.69
	$ 1.17	$ 1.06	$ 0.55[3]	$ 1.05	$ 0.74	$ 0.70	$ 0.67
	—	(0.10)[1]	—	—	—	—	—
	$ 1.17	$ 0.96	$ 0.55[3]	$ 1.05	$ 0.74	$ 0.70	$ 0.67
	16,670	13,066	11,852	11,581	11,287	11,158	10,782
	16,802	13,293	12,130	11,858	11,506	11,400	11,084
	$ 0.21	$ 0.20	$ 0.20	$ 0.105	$ 0.10	—	—
	$ 11.34	$ 10.25	$ 7.42	$ 7.08	$ 5.93	$ 5.11	$ 4.39
	2,375.2	1,951.4	1,411.5	1,285.2	979.1	760.5	540.6
	141.6	37.4	39.9	38.2	33.5	26.5	22.3
	2,516.8	1,988.8	1,451.4	1,323.4	1,012.6	787.0	562.9
	2,590	2,095	1,575	1,248	1,000	804	580
	68%	82%	83%	94%	96%	95%	95%
	$ 72,968	$ 57,848	$ 32,649	$ 27,998	$ 17,303	$ 9,129	$ 11,319
	$ 168,505	$ 142,100	$ 86,308	$ 78,769	$ 61,046	$ 52,009	$ 41,838
	$ 14,502	$ 14,271	$ 14,187	—	—	—	—
	$ 121,714	$ 84,513	$ 10,896	$ 13,191	$ 7,890	$ 7,585	$ 7,122
	$ 456,558	$ 332,536	$ 164,707	$ 139,877	$ 96,791	$ 79,427	$ 68,871
	$ 168,700	$ 109,194	$ 48,202	$ 29,754	$ 11,860	$ 8,000	$ 10,500
	$ 21,681	$ 20,614	$ 7,503	$ 6,928	$ 6,089	$ 3,667	$ 869
	$ 187,308	$ 168,924	$ 88,335	$ 83,276	$ 68,290	$ 57,056	$ 48,910
	$ 35,199	$ 37,159	$ 16,711	$ 15,538	$ 6,646	$ 11,939	$ 15,008
	$ 60,197	$ 85,149	$ 13,681	$ 20,137	$ 5,325	$ 5,103	$ 3,286
	$ 22,828	$ 16,511	$ 11,316	$ 9,353	$ 7,367	$ 6,201	$ 4,425
	13.2	16.7	26.6	23.8	20.7	17.3	22.6
	36.2%	38.7%	38.1%	38.8%	38.2%	28.0%	23.4%
	6.2%	6.2%[1]	5.4%[3]	12.9%	11.7%	12.9%	13.8%
	11.0%	10.0%[1]	7.8%[3]	16.5%	13.5%	15.1%	17.7%
	1.9	2.7	2.6	2.4	2.6	1.9	2.3
	47.4%	39.3%	35.3%	26.3%	14.8%	12.3%	17.7%
	1,870	1,537	920	984	740	623	428
	473	495	556	579	632	664	667

Quarterly price range of common stock (dollars per share):	2002		2001		2000	
	High	Low	High	Low	High	Low
First Quarter	9.480	6.250	7.375	3.650	13.063	9.563
Second Quarter	11.550	8.870	7.950	4.000	11.250	4.938
Third Quarter	10.800	5.700	7.800	6.020	8.750	4.813
Fourth Quarter	9.240	4.950	8.150	5.500	6.125	4.063

Glossary of Industry and Recycling Terms

Aluminum Alloys: Aluminum combined with one or more other metals to provide specific desirable qualities such as greater strength, formability and wear resistance.

Aluminum SpaceFrame™: An integrated structure of aluminum castings and extruded parts developed by Alcoa that forms the primary body frame of a new generation of automobiles.

Can Stock: Aluminum sheet from which beverage containers are made. Over 30 percent of the company's 2002 production of recycled metal was used by major aluminum producers who manufacture and sell can stock.

Casting: The process of forming molten metal into a particular shape by pouring it into a mold and letting it harden.

Dross: Aluminum dross, one of the principal materials recycled by IMCO, forms on the top of reverberatory furnaces during the recycling process. Zinc dross is a product of the continuous steel galvanizing process.

Ingot: A cast form suitable for remelting or fabricating that may take many forms.

Molten Metal: Recycled aluminum in liquid form that saves customers the time and cost normally required for remelting. About 80 percent of the company's annual aluminum recycling capacity can be delivered in molten form.

Primary Metals: Aluminum and zinc that are made directly from ore and are at least 99 percent pure.

Product Sales: Transactions that involve purchasing scrap on the open market, processing and selling the recovered metal. About 40 percent of the company's 2002 volume was made up by product sales. Because this type of transaction includes the cost of metal sold, its total revenue per pound is much higher than the tolling transaction fee. Both product sales and tolling transactions have about the same gross profit value per pound.

When purchasing metal in the open market, the company attempts to reduce the risk of fluctuating prices by arranging for the sale of the aluminum to be recovered. IMCO also attempts to avoid accumulating large inventories of ingot or scrap material except to the extent necessary to allow its plants to operate without interruption.

Recycled Aluminum: Aluminum obtained by recovering and recycling UBCs, dross and other types of scrap. It performs as well as primary aluminum in most applications and provides about 30 percent of U.S. aluminum supply.

Recycling Rate: The percentage of aluminum cans produced each year that are recycled. This rate generally increased for three decades but has declined in each of the past five years. It remains far above the recycling rate of competing materials.

Reverberatory Furnace: A stationary recycling furnace that uses both radiation and convection heating to melt the material being processed. This type of furnace provides better recovery of aluminum from shredded material than a rotary furnace. It also can take advantage of the heat energy contained in delacquered shreds.

Rotary Furnace: Many of the furnaces at IMCO's plants are rotary or barrel-like furnaces that use specialized technology. These furnaces are able to pour a batch of melted aluminum from dross and immediately switch to other types of scrap. They provide high recovery and excellent product quality.

Salt Cake: A by-product of aluminum recycling in rotary furnaces that is not classified as hazardous. IMCO processes salt cake to recover aluminum and other materials and places it in company-owned or carefully controlled landfills. This policy helps protect customers from the possibility of a future cleanup liability.

Scrap Preparation Capability: Equipment such as crushers, shredders and delacquering kilns that prepare aluminum scrap for recycling and improve metal recovery and product quality.

Tolling: The recycling of customer-owned aluminum scrap and dross in return for a processing fee. About 60 percent of the company's 2002 volume involved toll processing, which requires minimal commitment of working capital and eliminates aluminum price risk exposure.

UBCs: Used aluminum beverage cans that are collected for recycling through voluntary programs, commercial recycling centers, curbside recycling and jurisdictions with container deposit laws.

Zinc: A bluish white metallic element of low to intermediate hardness. It is used especially as a protective coating for steel products because it lengthens the life of steel by a factor of five.

Corporate Information

CORPORATE OFFICE
5215 North O'Connor Boulevard
Suite 1500
Central Tower at Williams Square
Irving, Texas 75039
Tel: (972) 401-7200, Fax: (972) 401-7342

Stock Transfer Agent and Registrar
Headquarters
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Phone Inquiries: 1-800-635-9270
Internet Address: www.melloninvestor.com
Written questions or requests regarding shareholder inquiries; address changes; consolidations; lost certificates; certificate replacement and transfers should be directed to the address above.

Note: It is recommended that all certificates be sent via registered mail.

Hand Deliveries
Mellon Investor Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271

LEGAL COUNSEL
Fulbright & Jaworski L.L.P.
1301 McKinney
Suite 5100
Houston, Texas 77010

INDEPENDENT AUDITORS
Ernst & Young LLP
2121 San Jacinto Street
Suite 1500
Dallas, Texas 75201

COMMON STOCK LISTING
The common stock of IMCO Recycling Inc. is listed on The New York Stock Exchange. The stock trading symbol is IMR.

INVESTOR CONTACT
Investor information may be obtained from Paul V. Dufour, executive vice president, at IMCO Recycling's corporate office.

ANNUAL MEETING
Stockholders are cordially invited to attend the company's annual meeting to be held at 9.00 a.m., Wednesday, May 7, 2003 at the LaCima Club, 26th Floor, 5215 North O'Connor Boulevard, Central Tower at Williams Square, Irving, Texas.

INTERNET ADDRESS
www.imcorecycling.com

Safe Harbor Regarding Forward-Looking Statements

This annual report should be read in conjunction with our report on Form 10-K for the year ended December 31, 2002. IMCO Recycling Inc.'s Form 10-K and other filings with the Securities and Exchange Commission may be obtained from our web site www.imcorecycling.com.

Forward-looking statements made in this annual report concerning anticipated results of operations for 2003; domestic manufacturing activity and automotive sales for 2003; projected construction schedules, volumes and profitability for international facilities; future recycling opportunities; expected demand for the company's services and products; future expansion and acquisition opportunities; and planned capital expenditures and completion dates, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "expect," "may," "project" and similar expressions are intended to be among the statements that identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, which could cause actual results to differ markedly from the estimates and projections made. These risks and uncertainties include risks related to U.S. and worldwide economic, manufacturing and business conditions; fluctuations in consumer demand for automotive products; changes in the price of, supply of and demand for aluminum and zinc in world and U.S. markets; the availability of sources of capital at favorable rates and terms; fluctuations in customer demand and prices for the company's services and products; the financial condition of the company's major customers; changes in factors affecting the company's revenues and costs, including demand for scrap and energy costs; the future mix of product sales vs. tolling business; fluctuations in operating levels of the company's various facilities; the inherent unpredictability of adversarial or administrative proceedings; effects of environmental and other governmental regulations; market risk from commodities and derivative instruments; currency exchange rate fluctuations; and other risks listed in the company's filings with the Securities and Exchange Commission, including those contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002, particularly those under the section entitled "Cautionary Statement for Purposes of Forward-Looking Statements" contained in Item 7 of the 10-K.

IMCO RECYCLING INC.
5215 North O'Connor Blvd., Suite 1500, Irving, Texas 75039

